

HCP
2019
Annual Meeting and Proxy Statement

Sky Ridge
Lone Tree, CO
LEED Certified (Silver)

WHO WE ARE

HCP, Inc., an S&P 500 company, invests in real estate serving the healthcare industry in the United States. We are headquartered in Irvine, California, with offices in Nashville, Tennessee and San Francisco, California.

INVESTMENT GRADE	SCALE	DIVERSIFIED	ESTABLISHED
STRONG BALANCE SHEET	**744 PROPERTIES**[1]	**BALANCED PORTFOLIO**[1]	**33 YEARS AS PUBLIC COMPANY**
S&P: BBB+ (Stable)	$21 Billion in Enterprise Value[2]	19 million sq. ft. Medical Office	Member of S&P 500
Moody's: Baa1 (Stable)	$15 Billion in Market Cap[2]	7 million sq. ft. Life Science	4.8% Dividend Yield[3]
Fitch: BBB (Positive Outlook)		35,030 Senior Housing units	

[1]   Property and portfolio metrics as of December 31, 2018.

[2]   Based on HCP's stock price of $30.94 on March 11, 2019 and total consolidated debt and HCP's share of unconsolidated joint venture debt as of December 31, 2018.

[3]   Based on HCP's stock price of $30.94 on March 11, 2019 and quarterly cash dividend of $0.37 per share.

PRIMARY PORTFOLIO SEGMENTS

Medical Office
Outpatient services and specialist doctor visits are performed more efficiently in a medical office setting

Life Science
New and innovative drugs, treatments and healthcare devices will be developed in our life science properties

Senior Housing
Senior housing communities offer daily living assistance, social activities and coordination with outside healthcare providers



MEMORIAL HERMANN - WOODLANDS   HOUSTON, TX



THE COVE AT OYSTER POINT   SOUTH SAN FRANCISCO, CA



SOLANA GERMANTOWN   GERMANTOWN, TN

OUR STRATEGY

Our primary goal is to increase stockholder value through stable growth in earnings, cash flow and dividends over the long term. Our investment strategy to achieve this goal is based on three principles—**opportunistic investing, portfolio diversification** and **attractive financing**. The four cornerstones of our strategy are to:



Maintain a low cost of capital and an investment grade balance sheet with staggered debt maturities, which supports the longer-term nature of our investments, while reducing our exposure to interest rate volatility and refinancing risk at any point in the interest rate or credit cycles



Grow our alignment with leading healthcare companies, operators and service providers which, over the long term, should result in higher relative rental rates, net operating cash flows and appreciation of property values



Acquire, develop, lease, own and manage a diversified portfolio of high-quality healthcare properties across our three primary asset classes and geographic locations



Pursue operational excellence by continuing to develop a best-in-class operating platform and improve enterprise-level systems for reporting, forecasting and monitoring market data to maximize the value of our investments

HCP

The Shore at Sierra Point
South San Francisco, CA
Life Science Development (Rendering)



THE SHORE AT SIERRA POINT   SOUTH SAN FRANCISCO, CA

LETTER FROM OUR BOARD OF DIRECTORS

DEAR STOCKHOLDERS,

As members of the Board of Directors, we sincerely thank you for your continued investment in HCP. We are committed to governing HCP in a prudent and transparent manner, with the goal of creating long-term value for you. Our responsibility is to proactively oversee HCP's business strategy, corporate governance and executive compensation, among other things, on your behalf. We are pleased to share with you the results of our efforts over the past year.

Completing Our Business Transformation

Through our efforts over the last several years to optimize our portfolio and balance sheet, HCP is better positioned to create and capture value for the benefit of stockholders.

During 2018, we substantially completed our portfolio repositioning and operator transitions, leaving us with a high-quality and balanced portfolio designed to maximize long-term growth while reducing short-term volatility. Capital recycling and refinancing activities strengthened our balance sheet, which was recognized with our credit rating upgrades in late 2018 and early 2019. We are actively engaged in the real estate investment market, sourcing and executing on investments in our core segments that offer attractive risk-adjusted returns and strong growth profiles. Finally, we continue to pursue the incremental upside embedded in each of our property segments through development, redevelopment and complementary transaction activities that we expect to generate growth over the long-term.

We owe these successes to the extraordinary efforts of HCP's management team and employees, who committed to an aggressive transformation plan, worked tirelessly to execute our repositioning and rebalancing strategy, and are more prepared than ever to pursue growth and excellence. We are proud of how far we have come, and are excited about the opportunities ahead.

Comprehensive Board Refreshment

This year, we reinforced our commitment to Board governance, Board refreshment and Board succession planning.

As a result of our 2018 Board self-evaluation, we comprehensively restructured and refreshed our Board during 2018. Brian G. Cartwright, former General Counsel of the U.S. Securities and Exchange Commission, now serves as our independent Chairman of the Board. We appointed three new Board members this year: R. Kent Griffin, Jr., Lydia H. Kennard and Katherine M. Sandstrom. We selected Kent, Lydia and Kathy because of the specific skills and depth of experience they bring to our Board.

In order to ensure ongoing Board refreshment, we adopted a mandatory director retirement age of 75. In accordance with the new policy, Peter L. Rhein and Joseph P. Sullivan will be retiring from our Board at the 2019 annual meeting. Both have served HCP with integrity, passion and wisdom, and we are grateful for their service to the Company.



Thomas M. Herzog
President and CEO, Director



Brian G. Cartwright
Independent Chairman



Christine N. Garvey
Independent Director



R. Kent Griffin, Jr.
Independent Director



FREEDOM POINTE   THE VILLAGES, FL

Continued ESG Leadership

Environmental, social and governance initiatives are a critical component of our corporate responsibility.

We seek to undertake sustainability initiatives that increase stockholder value. This year we published our eighth consecutive annual Sustainability Report, which is prepared in accordance with the Global Reporting Initiative (GRI) standards. In 2018, we received numerous awards for our sustainability efforts and were included in the North America Dow Jones Sustainability Index for a sixth consecutive year for achievements in energy efficiency.

We also focused on our human capital management this year, with particular emphasis on the engagement, satisfaction, development and diversity of HCP's employees. Complementing our efforts to enrich the community within HCP, we also emphasized external community engagement by donating almost $500,000 to charitable organizations during 2018, sponsoring and participating in local community events such as the Walk to End Alzheimer's, and partnering with local charities such as the Ronald McDonald House to provide rooms for families experiencing the turmoil of a seriously ill child.

Paying for Performance

Refinements to our executive compensation program over the past several years created significant pay-for-performance alignment in 2018.

Our short-term incentive plan, or STIP, payouts for 2018 reflect our overall strong operating performance and balance sheet metrics in 2018. Although payouts for our long-term incentive plan, or LTIP, awards in 2018 will not be measured until the end of 2020, our total stockholder return, or TSR, outperformed a majority of our selected LTIP peers during 2018, reflecting positive performance and growth. Because we continuously strive to improve our executive compensation program, 2019 refinements include eliminating tax gross up payments on executive perquisites and adding a one-year minimum post-vesting holding period for executive equity awards.

Looking Ahead

We continue to focus our operating and investment strategies on four components that we believe are key to generating sustainable stockholder returns: (i) maintaining a strong balance sheet; (ii) growing relationships with preferred operators and partners; (iii) continuing improvement of our portfolio quality and mix; and (iv) pursuing operational excellence. We are excited about HCP's future and believe we are well-positioned for long-term growth. We hope that you will attend our 2019 annual meeting of stockholders to hear first-hand about our performance and future plans. Thank you for your continued support.

2018 GOVERNANCE HIGHLIGHTS

Appointed

INDEPENDENT CHAIRMAN

Brian G. Cartwright
Former General Counsel of the SEC

3 NEW DIRECTORS

appointed in 2018

Added two women to the Board for a total of three women

Adopted

MANDATORY RETIREMENT POLICY

Reinforces Board refreshment and reevaluation



David B. Henry
Independent Director



Lydia H. Kennard
Independent Director



Peter L. Rhein
Independent Director



Katherine M. Sandstrom
Independent Director



Joseph P. Sullivan
Independent Director

TABLE OF CONTENTS



75 HAYDEN   GREATER BOSTON, MA

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

LOGISTICS



Date and Time
Thursday, April 25, 2019
9:30 a.m. Central Time



Record Date
Monday,
March 4, 2019



Place
Hotel Crescent Court
400 Crescent Court
Dallas, Texas 75201



Mailing Date
These proxy materials are first being mailed or made available to stockholders on or about March 14, 2019 in connection with HCP, Inc.'s 2019 annual meeting of stockholders (the "Annual Meeting").

HOW TO VOTE

Stockholders of Record



By Internet
Visit 24/7
www.proxyvote.com



By Telephone
Dial toll-free 24/7
1-800-690-6903



By Mail
Complete your proxy card and cast your vote by free post

Beneficial Owners
If you own shares registered in the name of a broker, bank or other nominee, please follow the instructions it provides on how to vote your shares. To vote your shares in person at the Annual Meeting, contact your broker, bank or other nominee to obtain a legal proxy giving you the right to vote the shares at the Annual Meeting, and bring this legal proxy to the Annual Meeting to demonstrate your authority to vote.

ANNUAL MEETING PROPOSALS

01   **ELECTION**
of the seven director nominees named in this proxy statement

The Board recommends a vote **FOR** each director nominee

▶ See page 7

02   **APPROVAL**
on an advisory basis, of our 2018 executive compensation

The Board recommends a vote **FOR** this proposal

▶ See page 30

03   **RATIFICATION**
of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2019

The Board recommends a vote **FOR** this proposal

▶ See page 58

Other business will be transacted as may properly come before the Annual Meeting.

By Order of the Board of Directors,

Troy E. McHenry
Executive Vice President,
General Counsel and Corporate Secretary
Irvine, California
March 14, 2019

PROXY VOTING

Please submit your proxy or voting instructions as soon as possible to instruct how your shares are to be voted at the Annual Meeting, even if you plan to attend the meeting. If you later vote in person at the Annual Meeting, your previously submitted proxy or voting instructions will not be used.

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

This proxy statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2018 ("Annual Report"), are available on the Internet at *www.proxyvote.com*, which you can access by using the control number provided on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials. The materials are also available in the Investor Relations section of our website at *ir.hcpi.com*.



THE SOLANA DEER PARK   DEER PARK, IL

PROXY SUMMARY

Our Board of Directors solicits your proxy for the Annual Meeting. This summary provides an overview of information contained in this proxy statement and does not contain all of the information that you should consider before voting. We encourage you to review the entire proxy statement before casting your vote.

PROPOSAL ROADMAP

PROPOSAL 1

ELECTION OF SEVEN DIRECTORS

- Our Board believes that the seven director nominees have the qualifications to provide effective leadership, oversight and guidance.
- All of our director nominees, other than our CEO, are independent.
- All candidates are highly successful professionals with relevant skills and experience.

✔ Our Board unanimously recommends a vote **FOR** each of the seven director nominees

▶ See pages 7-27 for more information

PROPOSAL 2

APPROVAL, ON AN ADVISORY BASIS, OF 2018 EXECUTIVE COMPENSATION

- Independent oversight by the Compensation and Human Capital Committee (the "Compensation Committee") with the advice from an independent consultant.
- Executive compensation plan aligns with our corporate strategy and helps drive stockholder return.
- Pay-for-performance alignment reflecting above-target short-term incentive plan ("STIP") payouts for strong overall 2018 operational performance and projected above-target payout of 2018 performance-based long-term incentive plan ("LTIP") awards based on positive total stockholder return ("TSR") performance in 2018 relative to defined peers.

✔ Our Board unanimously recommends a vote **FOR** approval, on an advisory basis, of our 2018 executive compensation

▶ See pages 30-54 for more information

PROPOSAL 3

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2019

- Significant industry and financial reporting expertise.
- The Audit Committee has considered the independence and qualifications of Deloitte & Touche LLP ("Deloitte") in connection with this proposal and has determined that the retention of Deloitte continues to be in the best interests of HCP.

✔ Our Board unanimously recommends a vote **FOR** ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2019

▶ See pages 58-60 for more information

OUR DIRECTOR NOMINEES

Our Board has a breadth of experience as well as diversity in perspective and background. We believe the range of tenures of our director nominees creates a synergy between institutional knowledge and new viewpoints.

SNAPSHOT OF HCP DIRECTOR NOMINEES

DIVERSITY


3 female/racially diverse

AGE


1 in 40s
2 in 50s
1 in 60s
3 in 70s

TENURE


2 longer-term (greater than 10 years)
1 mid-range (6-10 years)
4 newer (1-5 years)

The table below summarizes the primary qualifications, skills and experience of our director nominees that led our Board to conclude that the nominees are qualified to serve on our Board. For a discussion of these qualifications and why they are important to our Board, see "Proposal No. 1: Election of Directors—Director Qualifications, Skills and Experience." The committee memberships below indicate the anticipated composition of the committees of our Board following the Annual Meeting. For information on committee composition as of the date of this proxy statement, see "Committees of the Board" on page 22.

Director Nominees	Age	Director Since	Committees				Experience								
			Audit	Compensation	Governance	Investment	Risk Oversight/ Management	REIT/Real Estate Experience	Public Company Executive	Public Company Board/Committee	Financial Expertise/ Literacy	Legal/Regulatory	Healthcare Industry	Investment Expertise	Human Capital Management
THOMAS M. HERZOG — President and CEO, HCP, Inc.	56	2017					✓	✓	✓	✓	✓		✓	✓	✓
BRIAN G. CARTWRIGHT Independent — Independent Chairman of the Board, HCP, Inc. Former General Counsel, SEC	71	2013			C		✓			✓	✓	✓		✓	✓
CHRISTINE N. GARVEY Independent — Former Global Head of Corporate Real Estate Services, Deutsche Bank AG	73	2007		C	●		✓	✓	✓	✓	✓	✓		✓	✓
R. KENT GRIFFIN, JR. Independent — Managing Director, PHICAS Investors	49	2018	C			●	✓	✓	✓	✓	✓		✓	✓	✓
DAVID B. HENRY Independent — Former Vice Chairman & CEO, Kimco Realty Corporation	70	2004			●	C	✓	✓	✓	✓	✓			✓	✓
LYDIA H. KENNARD Independent — President and CEO, KDG Construction Consulting	64	2018	●	●			✓	✓		✓	✓	✓			✓
KATHERINE M. SANDSTROM Independent — Advisor, Heitman LLC	50	2018	●	●		●	✓	✓		✓				✓	✓

C = Chair

COMPENSATION HIGHLIGHTS

EXECUTIVE COMPENSATION PROGRAM

In response to feedback from our stockholders through investor outreach and as a result of proactive internal efforts, we have established an executive compensation program consistent with evolving best practices. In 2018, we compensated our named executive officers ("NEOs") using the following three elements of pay:



87%
CEO At Risk
Performance-
Based Pay

Element	Form	Metrics and Weighting
Base Salary	Fixed Cash	Base level of competitive cash to attract and retain executive talent
Annual Incentive Award	Performance Based Cash	**60%** Company performance metrics (quantitative results) to align compensation with strategic goals
		40% individual performance (qualitative results), subject to a normalized funds from operations ("FFO") per share performance hurdle, to reward individual initiative and achievement
Long-Term Incentive Award	Performance Stock Units	**60%** 3-year cliff vesting based on TSR performance relative to FTSE NAREIT Equity Healthcare Index (40%) and S&P 500 REIT Index (20%) to align compensation with stockholder return and retain our executives
	Restricted Stock Units	**40%** 3-year annual vesting, subject to a 1-year normalized FFO per share performance hurdle, to retain our executives

CONSISTENTLY POSITIVE SAY-ON-PAY RESULTS

The Compensation Committee considers our annual say-on-pay vote results in evaluating our executive compensation program. We retain an open line of communication with our investors on our compensation practices and have consistently received high say-on-pay approval percentages.

STOCKHOLDER APPROVAL TRACK RECORD

Three consecutive years of 90%+ stockholder approval of executive compensation

93.6%

3-Year Average Stockholder Support

PAY FOR PERFORMANCE ALIGNMENT

Our 2018 executive compensation awards reflect our commitment to aligning pay with performance. Only base salary is fixed. Short-term incentive awards remain at risk until year-end corporate and individual performance are assessed by the Compensation Committee. Long-term equity incentive awards based on relative TSR performance remain at risk until the end of the 3-year performance period, and long-term retentive awards with 3-year annual vesting are at risk and earned only upon achieving a minimum normalized FFO per share threshold in the year of grant. The below graphics illustrate the mix of 2018 fixed pay (base salary) and at-risk pay incentives (cash incentive compensation and grant date fair value of equity awards granted during the year), presented at the Target level of performance, for our CEO and our other NEOs. "Average All Other NEOs" excludes (i) Mr. McKee due to his mid-year separation, and (ii) one-time retentive equity awards to Messrs. Brinker and McHenry.

CEO



60.0%
Long-Term
Equity Award

86.7%
At-Risk,
Performance-Based Pay

13.3%
Base Salary

26.7%
Annual Cash
Incentive

AVERAGE ALL OTHER NEOs



46.2%
Long-Term
Equity Award

78.0%
At-Risk,
Performance-Based Pay

22.0%
Base Salary

31.8%
Annual Cash
Incentive

ESG HIGHLIGHTS

CORPORATE GOVERNANCE BEST PRACTICES

We are committed to sustainable corporate governance practices that promote long-term value creation, transparency and accountability to our stockholders. Below are the highlights of our corporate governance framework.

- ✓ All of our Director Nominees, other than our CEO, are Independent
- ✓ Appointed Three New Directors in 2018
- ✓ Independent Chairman
- ✓ Annual Election of Directors with Majority Voting Standard
- ✓ Annual Board and Committee Self-Evaluations
- ✓ Robust Board Orientation Process
- ✓ Systematic Board Risk Oversight Process

- ✓ Codes of Conduct for Directors, Employees and Vendors
- ✓ Award-Winning Commitment to Sustainability
- ✓ 8th Annual Sustainability Report
- ✓ Anti-Hedging, Anti-Pledging and Clawback Policies
- ✓ Robust Executive and Director Stock Ownership Guidelines
- ✓ Director Retirement Policy to Ensure Board Refreshment
- ✓ Stockholder Proxy Access Right Reflecting Market Standard Terms

SUSTAINABLE GROWTH

We believe that sustainability initiatives are a vital part of corporate responsibility, which support our primary goal of increasing stockholder value through earnings growth. The following are some of our 2018 achievements:



6.6%

Water Usage Reduction



7.1%

GHG Emissions Reduction



244
ENERGY STAR

Certifications



2.3
Million Sq. Ft.

LEED Certified Assets

LEED®—an acronym for Leadership in Energy and Environmental Design™—and its related logo are trademarks owned by the U.S. Green Building Council® and are used with permission. Learn more at *www.usgbc.org/LEED*.

AWARDS AND RECOGNITION

Our environmental, social and governance ("ESG") initiatives have earned us many accolades, and we are committed to continuing our leadership in our industry. For additional information regarding our ESG sustainability initiatives, please visit our website at *www.hcpi.com/sustainability*.

CDP Leadership Band Constituent



The Sustainability Yearbook Constituent



GRESB Green Star Recipient



FTSE4Good Index Series Constituent



DJSI Series Constituent (N. America Index)



ENERGY STAR Partner of the Year

2018 BUSINESS HIGHLIGHTS

FINANCIAL PERFORMANCE

$1.82
Achieved FFO as adjusted per share of $1.82

5.6x
Annualized net debt to adjusted EBITDA of 5.6x as of the three months ended December 31, 2018

$2.3B
Strengthened balance sheet with $2.3 billion of debt repayments

13.7%
Total stockholder return of 13.7%

$1.25B
$1.25 billion active development pipeline

$3.1B
Generated $3.1 billion from asset dispositions

PORTFOLIO TRANSFORMATION

Our strategic transformation during the past several years has been intentional and rapid. We have made tremendous progress improving the quality of our earnings stream, diversifying our tenant concentration and reducing leverage. In 2018, our leadership team substantially completed this repositioning process. We believe we now have one of the premier portfolios in the healthcare real estate sector. The chart below shows how far we have come since we embarked on our repositioning initiatives in 2016.

WHERE WE WERE
3Q 2016[1]



10% Other
26% Skilled Nursing
35% Senior Housing
14% Medical Office
15% Life Science

WHERE WE ARE NOW
4Q 2018[2]



7% Unconsolidated JVs
7% Hospitals
32% Senior Housing
29% Medical Office
25% Life Science

	3Q 2016[1]	WHAT WE DID	4Q 2018[2]
MOB and Life Science	29%	Through our portfolio repositioning efforts, our medical office buildings ("MOBs") and life science assets have become an even more significant part of our overall portfolio. Our balanced and diversified portfolio differentiates us from our peers.	54%
% Private Pay	78%	Our portfolio is focused on medical office, life science and senior housing. We believe all three of these asset classes will benefit from compelling demographic trends without exposure to the uncertainty of government reimbursement.	95%
Top 3 Tenant Concentration	54%	We dramatically increased our tenant diversity by selling and transitioning properties that overexposed us to a few tenants.	33%
Mezzanine Loan Investments	$719 MILLION	Highly leveraged mezzanine loans unrelated to our real estate development activities do not align with our long-term strategy of generating stable cash flows. As such, we exited these investments.	$0
Development Pipeline	$620 MILLION	We methodically increased development spending in order to capitalize on positive leasing momentum and creating value over the long term.	$1.25 BILLION

[1]   3Q 2016 percentages represent 3Q 2016 cash net operating income ("NOI") plus interest income as reported.
[2]   4Q 2018 percentages represent 4Q 2018 cash NOI plus interest income, including our pro rata share of cash NOI from unconsolidated joint ventures.

FFO as adjusted, net debt to adjusted EBITDA and cash NOI are non-GAAP financial measures. For definitions of these non-GAAP financial measures and reconciliations of such measures to the most directly comparable GAAP measures, see the section titled "Non-GAAP Financial Measures" in our Annual Report, as well as the document titled "4Q 2018 Discussion and Reconciliation of Non-GAAP Financial Measures" available in the Investor Relations section of our website at *ir.hcpi.com*.

PROPOSAL 1
ELECTION OF DIRECTORS

Based on the recommendations of the Nominating and Corporate Governance Committee (the "Governance Committee"), our Board has nominated the seven directors identified on the following pages for election at the Annual Meeting to serve until the 2020 annual meeting of stockholders and until their respective successors are elected and qualified or until their earlier death, resignation or removal. All of the nominees are current directors of the Company. Each director nominee has agreed to be named in this proxy statement and to serve, if elected.

Peter L. Rhein and Joseph P. Sullivan will be retiring from our Board at the Annual Meeting in accordance with our mandatory retirement age policy adopted in 2018, as further described below under the heading "Board Evaluations and Refreshment—Mandatory Retirement Age Policy." Both provided invaluable contributions to HCP, and we thank them for their years of service as members of our Board. As a result of the foregoing, stockholders may vote only with respect to the seven director nominees named in this proxy statement.

We have no reason to believe that any of the nominees will be unable or unwilling to serve if elected. However, if any nominee is unable or unwilling for good cause to serve, the proxy holders may vote their shares for a substitute nominee or for the balance of our Board, leaving a vacancy, unless our Board chooses to reduce the number of directors serving on our Board.

✔ Our Board unanimously recommends a vote **FOR** each of the seven director nominees

VOTING STANDARD

MAJORITY VOTING AND DIRECTOR RESIGNATION POLICY

Consistent with corporate governance best practices, our majority voting standard for director elections requires that a director nominee in an uncontested election receive a majority of the votes cast with respect to his or her election at the Annual Meeting (that is, the number of votes cast FOR the nominee must exceed the number of votes cast AGAINST the nominee) to be elected to our Board. Our Board believes that the majority vote standard in uncontested elections strengthens the director nomination process and enhances director accountability.

We also have a director resignation policy in our Bylaws, which requires any nominee who fails to receive a majority of votes cast in an uncontested election to promptly submit his or her resignation. The Governance Committee would then consider the resignation and make a recommendation to our Board on whether to accept it or whether other action should be taken. Our Board would then act on the resignation, taking into account the Committee's recommendation, and would publicly disclose its decision, along with the rationale for such decision, within 90 days of certification of the election results. We believe this process provides critical accountability to stockholders.

DIRECTOR QUALIFICATIONS, SKILLS AND EXPERIENCE

The Governance Committee has determined that each of our director nominees possesses the qualifications, skills and experience to effectively oversee the Company's long-term business strategy. The numbers below represent the number of our director nominees who possess each qualification, skill or experience.

CORE COMPETENCIES

Our Board believes that all directors should possess certain core qualities that ensure their fitness to lead the Company, as described below.



STRATEGIC OVERSIGHT
experience is essential to guiding our long-term business strategy.



STOCKHOLDER ADVOCACY
supports our goals of strong Board and management accountability and protection of stockholders' interests.



LEADERSHIP
experience is important for driving positive change and developing leadership qualities in others.



INTEGRITY AND ETHICS
are paramount for ensuring the sound operation of the Company.

ADDITIONAL QUALIFICATIONS

In addition to the core competencies noted above, our Board believes that the Company will be best served by directors with a wide array of talents and perspectives to drive innovation, promote critical thinking and enhance discussion. Each of the following additional qualifications meaningfully adds to our Board's depth.



RISK OVERSIGHT/MANAGEMENT
experience is critical to our Board's role in overseeing the risks facing the Company.



HUMAN CAPITAL MANAGEMENT
experience is valuable in helping us attract, motivate and retain high-performing employees.



FINANCIAL EXPERTISE/LITERACY
is valuable in understanding and overseeing our financial reporting and internal controls.



REIT/REAL ESTATE EXPERIENCE
is helpful for understanding the Company's strengths and challenges specific to the real estate investment trust ("REIT") and real estate industries.



PUBLIC COMPANY BOARD/COMMITTEE
experience provides essential comparison points for operations and governance.



INVESTMENT EXPERTISE
is important in evaluating our assets and portfolio as a whole.



PUBLIC COMPANY EXECUTIVE
experience supports our management team through relevant advice and leadership.



LEGAL/REGULATORY
experience is relevant for ensuring oversight of management's compliance with U.S. Securities and Exchange Commission ("SEC"), New York Stock Exchange ("NYSE") and other regulatory requirements.



HEALTHCARE INDUSTRY
experience is important for understanding the Company's strengths and challenges specific to the healthcare industry.

DIRECTOR NOMINEES



THOMAS M. HERZOG

Age: 56
Director Since: 2017
President and CEO, Director
HCP Committees:
None



BRIAN G. CARTWRIGHT

Age: 71
Director Since: 2013
Independent Chairman of the Board
HCP Committees:
None

QUALIFICATIONS

Mr. Herzog brings to our Board extensive executive experience in the REIT industry gained from his leadership roles at HCP and two other publicly traded REITs. His knowledge of the Company's daily operations as our President and Chief Executive Officer and former Chief Financial Officer, an extensive background in corporate finance and real estate transactions, as well as an industry-wide perspective, all contribute to the leadership, implementation and execution of our business strategy.

QUALIFICATIONS

Mr. Cartwright brings to our Board unparalleled and distinguished corporate governance, regulatory and legal experience, having previously served as General Counsel for the SEC which provides valuable insight in his role as the Chairman of our Board. His legal background and experience managing a large professional services firm provides our Board with considerable expertise regarding comprehensive issues faced by public companies. Additionally, Mr. Cartwright has extensive experience with accounting and auditing issues from his time with Latham & Watkins LLP and at the SEC.

PROFESSIONAL EXPERIENCE

- HCP's President and Chief Executive Officer and a member of the Board since January 2017. Executive Vice President and Chief Financial Officer from June 2016 to December 2016. Chief Financial Officer from April 2009 to May 2011.
- Chief Financial Officer of UDR, Inc. (NYSE: UDR), a multifamily REIT, from January 2013 to June 2016.
- Chief Financial Officer at Apartment Investment and Management Company (NYSE: AIV), a multifamily REIT, from 2005 to 2009 and Chief Accounting Officer from 2004 to 2005.
- Chief Accounting Officer & Global Controller and Finance Technical Advisor roles for GE Real Estate from 2000 to 2004.
- Deloitte & Touche LLP audit department for 10 years, including a 2-year national office assignment in the real estate group.
- Former Director at Tier REIT, Inc. (NYSE: TIER), from 2015 to 2019.

PROFESSIONAL EXPERIENCE

- General Counsel of the U.S. Securities and Exchange Commission from 2006 to 2009.
- Senior Advisor at Patomak Global Partners, LLC, a regulatory consulting firm, since 2012.
- Senior Advisor at the law firm of Latham & Watkins LLP from 2009 to 2011. Partner, serving in various senior management positions, including as a member of its Executive Committee from 1988 to 2005.
- Law clerk to Associate Justice Sandra Day O'Connor, United States Supreme Court from 1981 to 1982.
- Vice Chair of the Board of Trustees of the Pacific Legal Foundation, a nonprofit provider of legal services, since 2012.
- Former Director at Investment Technology Group (formerly NYSE: ITG), from 2016 to 2019.

OTHER CURRENT PUBLIC COMPANY BOARDS

- None

OTHER CURRENT PUBLIC COMPANY BOARDS

- None



CHRISTINE N. GARVEY

Age: 73

Director Since: 2007

Independent Director

HCP Committees:
Audit
Compensation and Human
   Capital (Chair)
Nominating and Corporate Governance

QUALIFICATIONS

Ms. Garvey brings to our Board significant operational expertise and a global business approach from her extensive executive real estate background. She also offers a valuable perspective gained through her service as a director and audit committee member of other NYSE-listed companies, which provides strategic insight in her role as Chair of the Compensation Committee and a member of the Audit and Governance Committees.

PROFESSIONAL EXPERIENCE

- Global Head of Corporate Real Estate Services at Deutsche Bank AG from 2001 to 2004.
- Vice President, Worldwide Real Estate and Workplace Resources at Cisco Systems, Inc. from 1999 to 2001.
- Group Executive Vice President at Bank of America from 1992 to 1998.
- Director of UnionBanCal Corporation since October 2007.
- Former Director at ProLogis, Inc. (NYSE: PLD), a REIT, and was a member of the Board of Trustees and the Board of Directors, respectively, of its predecessors, ProLogis (2005 to 2017) and Catellus Development Corporation (1995 to 2005).
- Former Director at MPG Office Trust, Inc. from 2008 to 2013.
- Former Director at Hilton Hotels Corporation (NYSE: HLT), from 2005 to 2007.

OTHER CURRENT PUBLIC COMPANY BOARDS

- Toll Brothers, Inc. (NYSE: TOL)



R. KENT GRIFFIN, JR.

Age: 49

Director Since: 2018

Independent Director

HCP Committees:
Audit
Investment and Finance

QUALIFICATIONS

Mr. Griffin brings to our Board extensive real estate and corporate finance experience gained from his leadership roles, currently at PHICAS as a managing director and previously as the President, COO and CFO of BioMed Realty Trust, Inc. Mr. Griffin leverages his experience as an auditor at a major public accounting firm in his role as a member of the Audit Committee, as well as his investment banking and corporate finance experience in his role as a member of the Investment Committee.

PROFESSIONAL EXPERIENCE

- Managing Director of PHICAS Investors since June 2016.
- President, Chief Operating Officer and Chief Financial Officer of BioMed Realty Trust, Inc. (formerly NYSE: BMR) from March 2006 to February 2015.
- Senior Vice President, investment banking division, Raymond James & Associates, Inc. from 2003 to 2006.
- Associate, investment banking division, J.P. Morgan Securities, Inc. from 1998 to 2003.
- Auditor, Arthur Andersen, LLP from 1992 to 1997.
- Member of the Board of Advisors at Pilot Mountain Ventures.
- Chairman of the Board of Directors for Charleston Waterkeeper.

OTHER CURRENT PUBLIC COMPANY BOARDS

- Tier REIT, Inc. (NYSE: TIER)



DAVID B. HENRY

Age: 70

Director Since: 2004

Independent Director

HCP Committees:
Nominating and Corporate Governance
Investment and Finance (Chair)

QUALIFICATIONS

Mr. Henry's substantial real estate investment experience gained from his management of real estate investments for significant public companies for more than 30 years, most recently as the former CEO and vice chairman of a publicly traded REIT, provides our Board with a comprehensive understanding of the REIT industry and valuable insight as Chair of the Investment Committee and a member of the Governance Committee.

PROFESSIONAL EXPERIENCE

- Chief Executive Officer of Kimco Realty Corporation (NYSE: KIM), a REIT, from November 2009 and Vice Chairman from May 2001, until his retirement from both positions in January 2016. President from November 2008 to August 2014.
- Senior Vice President and Chief Investment Officer of GE Capital Real Estate and Chairman of GE Capital Investment Advisors from 1978 to 2001.
- Director of Fairfield County Bank, a private Connecticut mutual savings bank, and Starwood Real Estate Income Trust, a non-traded REIT.
- Serves on the real estate advisory boards of Baruch College, Alto Real Estate Funds and Shift Capital.
- Co-founder and director of Peaceable Street Capital, a private specialty finance company.
- Former Vice-Chairman of the Board of Governors, National Association of Real Estate Investment Trusts (NAREIT).
- Former member of the Executive Board of the Real Estate Roundtable.
- Former Trustee and Chairman of International Council of Shopping Centers (ICSC).

OTHER CURRENT PUBLIC COMPANY BOARDS

- Tanger Factory Outlet Centers, Inc. (NYSE: SKT)
- Columbia Property Trust (NYSE: CXP)
- VEREIT, Inc. (NYSE: VER)



LYDIA H. KENNARD

Age: 64

Director Since: 2018

Independent Director

HCP Committees:
Audit
Compensation and Human Capital

QUALIFICATIONS

Ms. Kennard brings to our Board more than 30 years of executive and operational experience in real estate development and construction management. Additionally, having served on multiple company boards, she adds critical insights into operational requirements and challenges faced by public companies in her roles as a member of the Audit and Compensation Committees.

PROFESSIONAL EXPERIENCE

- President and Chief Executive Officer of KDG Construction Consulting since June 2011.
- Principal of Airport Property Ventures, LLC since September 2007.
- Executive Director and Deputy Executive Director of Los Angeles World Airports from 1994 to 2003 and from 2005 to 2007.
- Founder and President of KDG from 1980 to 1994.

OTHER CURRENT PUBLIC COMPANY BOARDS

- Prologis, Inc. (NYSE: PLD)
- Freeport-McMoRan, Inc. (NYSE: FCX)



KATHERINE M. SANDSTROM

Age: 50

Director Since: 2018

Independent Director

HCP Committees:
Compensation and Human Capital
Investment and Finance

QUALIFICATIONS

Ms. Sandstrom brings to our Board more than 20 years of real estate finance and investment experience. She has extensive background overseeing buy-side investment teams for REIT securities, strategies and assets, which complements her role as a member of the Investment Committee. Ms. Sandstrom's background as a senior executive at Heitman LLC is beneficial in her role as a member of the Compensation Committee.

PROFESSIONAL EXPERIENCE

- Advisor to Heitman LLC since July 2018.
- Senior Managing Director and global head of Heitman LLC's Public Real Estate Securities business from 2013 to 2018.
- Several senior leadership positions at Heitman, LLC across multiple facets of the institutional real estate investment industry.
- Member of Global Management Committee, the Board of Managers and the Allocation Committee while at Heitman LLC.
- Certified Public Accountant.

OTHER CURRENT PUBLIC COMPANY BOARDS

- None

BOARD EFFECTIVENESS AND STRATEGIC EVOLUTION

Our Board believes that improving its effectiveness is an ongoing and integrated process that requires thoughtful planning, evaluation, recruitment and rotation. Our Board continues to evolve and adapt in order to drive the Company's strategic direction. This ongoing process includes:



1 DIRECTOR SELECTION   **2 ONBOARDING AND EDUCATION**   **3 BOARD SELF-EVALUATION**   **4 DIRECTOR REFRESHMENT**

1 DIRECTOR SELECTION

▽ IDENTIFYING AND EVALUATING DIRECTOR NOMINEE CANDIDATES

The Governance Committee considers a variety of factors when reviewing potential nominees for our Board, including:

- Personal and professional integrity, ethics and values;
- Experience in our industry or relevant to our operations, such as real estate, REITs, healthcare or corporate finance;
- Experience with relevant legal, regulatory and policy concerns;
- Experience as a board member of other public companies;
- The ability and willingness to commit adequate time to our Board and its committee matters;
- Experience in corporate management, such as serving as an officer or former officer of a publicly held company;
- Whether the individual's skills and personality relative to those of the other members (and potential members) of our Board are likely to be conducive to building a Board that is effective, collegial and responsive to the needs of the Company;
- Expertise in an area of HCP's operations, such as financing strategy, risk management or human capital management;
- Practical and mature business judgment; and
- Independence from us and lack of relationships with our other directors and employees.

In addition to the criteria noted above, the Governance Committee considers diversity in gender, age, ethnicity, national origin, and professional and personal experience when reviewing potential director nominees, and strives to create diversity in perspective on our Board as a whole, when identifying and selecting nominees. On an annual basis, as part of our Board's self-evaluation, our Board assesses whether its diversity, which it views as a critical component to its effectiveness, is appropriate.

DIVERSITY



The Governance Committee considers potential director nominees recommended by various sources, including Board members, stockholders and senior management. The Committee may also hire a search firm. The Governance Committee will consider director candidates properly recommended by stockholders in the same manner as recommendations received from other sources. For a description of the process for stockholders to recommend or nominate directors, see "Other Matters—2020 Stockholder Proposals and Director Nominations."

The Chair of the Committee, or a member designated by the Chair, is responsible for overseeing the search and interview process. The Committee will provide progress updates to our Board and will meet to consider and recommend final director candidates to the entire Board. Our Board then determines, taking into account the recommendation of the Committee, which candidates to nominate or elect to fill a vacancy.

2018 DIRECTOR SEARCH

In 2018, the Governance Committee engaged two independent director search firms to assist in identifying and evaluating director candidates. These firms aided the Committee in establishing director nominee criteria, identifying and corresponding with potential director candidates, evaluating the candidates' credentials, and facilitating conversations with management and other members of our Board.

At the direction of the Committee, the search firms focused on candidates who demonstrate diversity in gender, age, ethnicity, national origin, or professional or personal experience. Ms. Kennard and Mr. Griffin were recommended by one of the search firms, as well as by members of our Board and senior management team. Ms. Sandstrom was recommended by a different search firm, as well as by our President and CEO. Following the evaluations facilitated by the independent search firms, the Committee recommended, and our Board appointed, Mses. Kennard and Sandstrom and Mr. Griffin as directors, increasing our Board's gender, age and racial diversity, as well as the diversity of our Board's skills and professional experience.

NOMINEE INDEPENDENCE CONSIDERATIONS

Our Board has determined that all non-employee director nominees are independent according to NYSE listing standards. For a director to be considered independent under NYSE rules, our Board must affirmatively determine that the director has no direct or indirect material relationship with us, with certain types of relationships automatically disqualifying the director as independent. Our Board annually evaluates the independence of each non-employee director by considering any matters that could affect the director's ability to exercise independent judgment in carrying out the responsibilities of a director, including any transactions or relationships between the director, members of his or her family and organizations with which that director or family members have an affiliation, on the one hand, and us, our subsidiaries and management, on the other hand.

Based upon its most recent review, our Board affirmatively determined that each of Mses. Garvey, Kennard and Sandstrom and Messrs. Cartwright, Griffin and Henry is independent under the rules of the NYSE. We refer to these directors as the "Independent Directors." Our only non-independent director nominee is our President and CEO, Thomas Herzog. In addition, our Board determined that each of Messrs. Hoffmann, Rhein and Sullivan was independent under the rules of the NYSE during his service on our Board in 2018. Mr. McKee was not independent under the rules of the NYSE during his service on our Board in 2018 due to his employment as our Executive Chairman.

In making its director independence determinations, our Board considered Mr. Rhein's service as a non-employee director of Cohen & Steers, Inc., whose wholly-owned subsidiary, Cohen & Steers Capital Management, Inc., manages mutual funds that in the aggregate owned approximately 1.86% of our common stock as of December 31, 2017, and affirmatively determined that Mr. Rhein was an independent director for the period he served as a director.

PROXY ACCESS

Our Board has implemented a proxy access provision in our Bylaws, which permits a stockholder or group of up to 25 stockholders, owning at least 3% of our shares continuously for three years, to nominate up to the greater of two directors or a number constituting up to 20% of our Board for inclusion in our proxy materials for an annual meeting of stockholders, subject to complying with the requirements contained in our Bylaws. For more information on using proxy access to nominate directors, see "Other Matters—2020 Stockholder Proposals and Director Nominations."



A stockholder or group of up to	Owning at least	Continuously for	May nominate the greater of
25 STOCKHOLDERS	**3%** OF OUR SHARES	**3** YEARS	**2 NOMINEES OR** **20%** OF OUR BOARD

2 ONBOARDING AND EDUCATION

When a new director joins our Board, management and the existing Board members provide an orientation to familiarize the new director with the Company's business, policies and procedures. This orientation typically includes providing the new director with background material on the Company, its business plan and risk profile, as well as meetings between the new director and senior management.

We also encourage directors to attend director education programs relating to board responsibilities, corporate governance and/or substantive matters relevant to the Company. We provide a list of upcoming educational programs and conferences to our directors every quarter and reimburse all fees, costs and expenses of attendance.

3 BOARD SELF-EVALUATION

▽ SELF-EVALUATION PROCESS

Our Board conducts an annual self-assessment aimed at enhancing its effectiveness. Through evaluation, our directors review areas where they feel our Board functions effectively and, importantly, areas where our Board believes there are opportunities for improvement, including through Board refreshment.

PLANNING

The Governance Committee, in consultation with our Independent Chairman and General Counsel, establishes a framework for the Board's self-evaluation based on the needs of the Board from time to time, as well as changes in corporate governance best practices.

IDENTIFY DISCUSSION TOPICS

Our Independent Chairman works with our General Counsel to identify relevant topics for discussion, which evolve from year-to-year. The topics typically include, among others, Board composition and structure, business strategy and operations oversight, meeting materials and conduct, and interactions with management and advisors.

ONE-ON-ONE DISCUSSIONS

Our Independent Chairman conducts one-on-one discussions with each director using the identified evaluation topics as guidelines. Our General Counsel separately discusses the Chairman's performance with each director. These candid conversations allow for direct and honest feedback on any aspect of our Board's operations.

REVIEW AND REPORTING

Our Independent Chairman and General Counsel report the results of the evaluations to the Governance Committee. The full Board discusses the results in an executive session of our Board.

FOLLOW UP

Policies, practices and the composition of our Board and its committees are modified, as determined appropriate, based on the evaluation findings.

ONGOING

Our directors are encouraged to convey feedback to our Independent Chairman or the chair of the Governance Committee throughout the year. Good governance and monitoring is an ongoing process.

SELF-EVALUATION ACTION ITEMS

Our Board took the following actions in response to the 2018 and 2019 Board self-evaluations, reflecting our Board's commitment to refreshment and improvement:

- Appointed an Independent Chairman of the Board in lieu of an Executive Chairman.
- Engaged two independent professional search firms to assist in identifying and evaluating diverse director candidates.
- Appointed three new Board members, including two female directors, which added critical skills and experience to our Board in furtherance of our strategic priorities.
- Adopted a mandatory retirement age policy to encourage the orderly refreshment of our Board on an ongoing basis.
- Expanded the role of the Compensation Committee to include oversight of human capital matters such as diversity, recruiting and talent development programs.

4 DIRECTOR REFRESHMENT

▽ MANDATORY RETIREMENT AGE POLICY

As part of our Board's commitment to refreshment, the Board adopted a mandatory director retirement age of 75. Directors will not be nominated for election or appointed to the Board if they are or would be 75 years old or older at the time of their election or appointment. Additionally, directors are required to retire from the Board at the first annual meeting of stockholders following the director's 75th birthday. On the recommendation of the Governance Committee, the Board, by majority vote and on an annual basis, may waive the mandatory retirement age if the Board deems such waiver to be in the best interests of the Company.

As a result of the mandatory retirement age, Messrs. Rhein and Sullivan will be retiring from our Board at the Annual Meeting. We are grateful for the invaluable guidance and support they provided to our Company over many years.



MEDICAL CITY DALLAS DALLAS, TX

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

BOARD ROLES AND RESPONSIBILITIES

BOARD AND STOCKHOLDER MEETING ATTENDANCE

Our Board's primary responsibility is to oversee the long-term health and success of our business on behalf of stockholders. In order to effectively carry out that duty to stockholders, our Board commits a substantial amount of time and attention throughout the year to the most significant aspects of our business. Directors are expected to, and do, ask difficult questions of management.

Our policy is that directors should make every effort to attend all meetings of our Board and the annual meeting of stockholders, as well as all meetings of Board committees for which they are members. Our directors are committed to their responsibilities, as demonstrated by the average attendance of our director nominees at Board and committee meetings in 2018 of 97%. No director attended less than 75% of the aggregate number of meetings of our Board and the committees on which the director served in 2018, other than Michael D. McKee and James P. Hoffmann, who both resigned from the Board in 2018. All of our directors nominated for election at the 2018 annual meeting of stockholders attended the meeting.

2018 BOARD AND COMMITTEE MEETING ATTENDANCE



Board
98%
Audit
100%
Compensation
100%
Governance
100%
Investment
91%
0
5
10
15
Number of meetings in 2018

2018 ANNUAL STOCKHOLDER MEETING ATTENDANCE

✔ 100%

CORPORATE GOVERNANCE HIGHLIGHTS

We are committed to sustainable corporate governance practices that promote long-term value creation, transparency and accountability to our stockholders. Based on investor feedback on our governance practices, along with our ongoing evaluation of best practices, we made a number of governance and disclosure enhancements in recent years.

2018

- Appointed an Independent Chairman of the Board
- Appointed three new independent directors, including two female directors, one of whom is also racially diverse
- Adopted a mandatory retirement age policy for directors to promote director refreshment
- Adopted a 1-year minimum vesting period for equity awards
- Added human capital management oversight to the responsibilities of the Compensation Committee

2017

- Opted out of Maryland Unsolicited Takeovers Act provisions allowing a staggered board without stockholder approval
- Adopted majority voting standard for stockholder bylaw amendments
- Amended the Governance Committee charter to better reflect our Board's commitment to identifying diverse director candidates

2016

- Revised Board committee composition in connection with the establishment of a standing Investment and Finance Committee (the "Investment Committee")
- Expanded proxy access (3%, three years, two nominees or 20% of our Board, up to 25 stockholders)
- Eliminated new executive employment agreements

CORPORATE GOVERNANCE AND POLICIES

CORPORATE GOVERNANCE GUIDELINES	Our Board has adopted Corporate Governance Guidelines with respect to, among other things, Board composition, Board meetings, our Board's standing committees, stockholder communications with our Board, expectations for directors, succession planning, and Board and committee self-evaluations.

CODES OF BUSINESS CONDUCT AND ETHICS

Our Board has adopted a Code of Business Conduct and Ethics ("Code of Conduct") that applies to all of our directors, officers and employees and a Vendor Code of Business Conduct and Ethics ("Vendor Code") applicable to our vendors and business partners. The Vendor Code represents an integral part of our commitment to the highest ethical standards, ensuring that our employees and vendors work collectively to uphold those standards. We provide annual training to all of our employees, with 100% participation, regarding both codes of conduct.

The Code of Conduct addresses, among other things, conflicts of interest, corporate opportunities, confidential information, competition and fair dealing, including relationships with customers and suppliers, gifts, protection of Company assets and compliance with laws. The Code of Conduct also serves as the code of ethics required under applicable SEC rules for our senior financial officers.

Waivers of, and amendments to, our Code of Conduct that apply to our directors and executive officers, will be timely posted on our website at *www.hcpi.com/ethics* to the extent required by applicable SEC and NYSE rules. There were no such waivers in 2018.

WHISTLEBLOWER HOTLINE

Our officers, employees, vendors and business partners are encouraged to report any violations of our codes of conduct through our secure whistleblower hotline. The whistleblower hotline is operated by an independent service provider and is available for the anonymous submission of complaints regarding accounting, internal controls, auditing matters or other concerns regarding the conduct of HCP's employees, representatives or business partners.

RELATED PERSON TRANSACTIONS POLICIES AND PROCEDURES

Our General Counsel and CEO screen potential related person transactions for materiality and then provide them to the Audit Committee for review and approval, as appropriate. For this purpose, "related person transactions" are generally defined under applicable SEC rules as any transaction or series of transactions in which we are a participant, the amount involved exceeds $120,000 and any of our directors, director nominees, executives officers, 5% or greater stockholders or any of their respective immediate family members has a direct or indirect material interest. Pursuant to the Audit Committee Charter and our Related Person Transactions Policy, any related person transactions brought to the Committee's attention, which could reasonably be expected to have a material impact on our financial statements, must be discussed among the Committee, management and HCP's independent auditor. In determining whether to approve or reject a related person transaction, the Committee takes into account, among other factors it deems appropriate, whether the proposed transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, as well as the extent of the related person's economic interest in the transaction.

There were no related person transactions identified for 2018.

WHERE TO FIND OUR CORPORATE GOVERNANCE DOCUMENTS

We encourage you to view our corporate governance materials on our website, *www.hcpi.com*, at the addresses provided below.

- Board Committee Charters *www.hcpi.com/charters*
- Corporate Governance Guidelines *www.hcpi.com/cgguidelines*
- Code of Business Conduct and Ethics *www.hcpi.com/codeofconduct*
- Vendor Code of Business Conduct and Ethics *www.hcpi.com/vendorcode*

RISK OVERSIGHT

Our Board believes that effective risk management involves our entire corporate governance framework. Both management and our Board have key responsibilities in managing risk throughout the Company, as shown below. Oversight of risks inherent in their respective areas of oversight are delegated to the various Board committees, with each committee reporting to our Board at each regular Board meeting. Our Board believes that this structure is conducive to its risk oversight process.

RISK OVERSIGHT RESPONSIBILITIES



RISK AREAS
- Strategic
- Reputational
- Financial
- Legal, regulatory and compliance
- Operational
- Financial reporting and internal control
- Information systems and cybersecurity

BOARD RESPONSIBILITIES
- Overall oversight of the risk management process
- Development of business strategy and major resource allocation
- Leadership of management succession planning
- Business conduct and compliance oversight
- Receives regular reports from Board committees on specific risk oversight responsibilities

AUDIT COMMITTEE
- Oversight of enterprise risk management activities
- Oversight of the staffing and performance of internal audit function
- Oversight of integrity of financial statements and internal control over financial reporting
- Responsible for the appointment, compensation and oversight of independent registered public accounting firm

COMPENSATION AND HUMAN CAPITAL COMMITTEE
- Oversight of compensation-related risks and overall philosophy
- Oversight of human capital matters, including succession planning, talent development and recruitment

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
- Overall corporate governance leadership
- Provides recommendations regarding Board and Committee composition
- Oversight of corporate governance initiatives

INVESTMENT AND FINANCE COMMITTEE
- Overall investment oversight
- Overall oversight of finance requirements, plans and strategies

MANAGEMENT RESPONSIBILITIES
- Identify material risks
- Implement appropriate risk management strategies
- Integrate risk management into our decision making process
- Ensure that information with respect to material risks is transmitted to senior executives and our Board

BOARD

MANAGEMENT

STOCKHOLDER OUTREACH AND COMMUNICATIONS WITH THE BOARD

We engage in proactive outreach to discuss governance and compensation topics of interest to our stockholders. We believe that ongoing dialogue with our stockholders is a critical component of responsive and transparent corporate governance. Stockholder feedback has been instrumental in structuring our executive compensation program, as well as enhancing our corporate governance practices. The following graphic illustrates our annual cycle of stockholder outreach:



Throughout the Year
Preview governance and compensation issues and plans with stockholders
Request feedback on evolving trends from stockholders

Before Annual Meeting
Discuss stockholder feedback with Board and consider actions in response to feedback
Solicit support for Board voting recommendations
Monitor voting results

Annual Meeting of Stockholders
Stockholders vote on issues such as directors, say-on-pay and auditor ratification
Engage with stockholders in open forum

After Annual Meeting
Consider voting results and potential actions in response
Review general governance trends and stockholder issues for upcoming year

2018 STOCKHOLDER ENGAGEMENT

We were committed to regular stockholder engagement and soliciting our stockholders' views on financial performance, executive compensation, governance, sustainability, human capital management and other issues in 2018. The following is a summary of our outreach efforts and results:

Outreach	Focus Areas	Key Takeaways
■ Six non-deal roadshows ■ Seven investor conferences with ~160 investment firms ■ Three group lunches/dinners with ~30 investor attendees ■ Property tours with ~40 investors and analysts ■ Three fixed income investor group meetings with ~80 attendees	■ Our repositioning strategy and transactions ■ Execution of our strategy by our new executive management team members ■ ESG matters, such as sustainability, diversity, and Board evaluations and refreshment ■ Challenges in our senior housing segment	■ Investors value transparency to explain our repositioning transactions and the related impact on earnings ■ Investors are encouraged by the proactive steps we have taken to improve senior housing performance ■ Investors are optimistic about our senior leadership team's strategy execution

COMMUNICATIONS WITH THE BOARD

Stockholders or other interested parties who wish to contact members of our Board, the Chairman of the Board, any Board committee, or our Independent Directors as a group may send written correspondence to our Corporate Secretary at HCP, Inc., 1920 Main Street, Suite 1200, Irvine, California 92614. The name of any specific intended Board recipients (such as our Chairman or Independent Directors) should be clearly noted in the communication. Stockholders should provide proof of share ownership and appropriate contact information in all correspondence. All communications will be received, processed and then directed to the appropriate member(s) of our Board, other than, at our Board's request, certain items unrelated to our Board's duties, such as spam, junk mail, solicitations, employment inquires and similar items. This centralized process assists our Board in reviewing and responding to stockholder and interested party communications in a more efficient manner.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE INITIATIVES

Our Board believes that integrating environmental, social and governance, or ESG, initiatives into our strategic business objectives is critical to our long-term success. Through our integrated and ongoing approach to sustainability, we seek to drive positive change and create value for our stakeholders.

INTEGRATED APPROACH TO ESG

- Our **Board** has ultimate oversight over ESG matters and receives quarterly updates regarding strategy, goals, performance metrics, green projects, initiatives and related results.
- The **Governance Committee** oversees our adherence to corporate governance best practices.
- The **Compensation Committee** has direct oversight over human capital matters, including diversity, inclusion, retention and executive compensation.
- The **Sustainability Committee** consists of employees across functional areas and from nearly all professional levels, including our General Counsel, and is chaired by Thomas M. Klaritch, our Chief Operating Officer and Chief Development Officer. The Sustainability Committee meets periodically to review, implement and oversee sustainability initiatives.
- The **Social Responsibility Committee** is comprised of employees who are passionate about our philanthropic and charitable activities.



Engage
Proactive engagement with stakeholders to determine areas of focus and gauge our performance

Develop and Execute
Utilize results of stakeholder engagement process to develop and execute strategic ESG initiatives

Report
Publish annual Sustainability Report featuring transparent disclosure of ESG initiatives and results

Informed by internal assessments and stakeholder engagement, we prioritize the ESG initiatives that we believe matter most to our business and stakeholders, keeping in mind our operational level of control with respect to our properties. Our areas of focus include the following:



AREAS OF FOCUS

Environmental Responsibility and Operational Eco-efficiency
- Efficient buildings
- Proactive green strategies

Social Responsibility
- Human capital management, including diversity, inclusion and equal opportunity
- Employee engagement
- Community engagement

Governance Initiatives
- Best practices
- Transparency
- Risk management

Value Creation and Economic Performance
- Utility savings and increased rental income
- Tenant satisfaction, attraction and market credibility
- Sustainable returns

We are consistently recognized for our ESG initiatives and disclosure. See "Proxy Summary—Sustainability Highlights" for a summary of our most recent accolades.

To learn more about our ESG efforts, please view our Sustainability Report at *www.hcpi.com/sustainability*.





2018 ESG HIGHLIGHTS

We focus on achieving goals that will benefit all of our stakeholders in each of the ESG dimensions of sustainability. Our environmental programs capture cost efficiencies and conserve natural resources, and our social initiatives focus on local philanthropic and volunteer activities. Our transparent governance initiatives incorporate sustainability as a critical component of achieving our business objectives and properly managing risks.

Operational eco-efficiency, including energy and resource efficiency, is essential for our properties, and we develop and redevelop properties with sustainability front of mind. At existing properties, we consistently implement environmental efficiency projects to upgrade, replace or retrofit inefficient equipment such as HVACs, chillers, lighting and reflective rooftops.

241	7.1%	44	100
Emissions Projects	Emissions Reductions	LED Lighting Retrofit Projects	Million Gallons Water Saved

We use the ENERGY STAR benchmarking program to track facility performance, and those that operate among the top 25% of similar facilities earn certification from the Environmental Protection Agency for superior energy performance. ENERGY STAR certified buildings cost less to operate, use less energy, and can command higher rents and sale prices, among other benefits. As of December 31, 2018, we had received 244 ENERGY STAR certifications.

Additionally, we strive for green building accreditation when developing or acquiring a new property. The U.S. Green Building Council's LEED® green building program is the preeminent program for the design, construction, maintenance and operation of high-performance green buildings. We use the LEED framework to develop and operate highly-efficient and cost-saving green buildings. We currently own over 2.3 million square feet of LEED certified properties.

Our ESG initiatives have earned us many accolades, and we are committed to continuing our leadership in our industry. For additional information regarding our ESG initiatives, please view our Sustainability Report at *www.hcpi.com/sustainability*.

HUMAN CAPITAL MANAGEMENT NEW

In early 2018, our Board expanded its focus on the Company's human capital management, which our Board believes is vital to the Company's organizational health. Our Board is strongly committed to diversity and equal opportunity, with the tone set from the top. The Compensation Committee retains direct oversight over all human capital matters, including culture, diversity, inclusion, talent acquisition, retention, employee satisfaction and engagement.

EMPLOYEE DIVERSITY

53% Male | 47% Female

60% White | 40% Ethnic Minority

EMPLOYEE SATISFACTION

Employee satisfaction increased from 2017 to 2018 (based on 2018 annual employee engagement survey results)

COMMUNITY ENGAGEMENT

Donated **~$500,000** to Community and Nonprofit Organizations in 2018

MANAGEMENT SUCCESSION PLANNING

Our Board is responsible for attracting, retaining and incentivizing a high-performing management team. Our Board, with the assistance of the Compensation Committee, reviews management development and succession planning activities to help ensure that top management positions, including the CEO position, can be filled without undue interruption. High-potential leaders are given exposure and visibility to Board members through formal presentations at Board and committee meetings, as well as through informal events, such as dinners, lunches and site visits.

BOARD LEADERSHIP STRUCTURE

INDEPENDENT CHAIRMAN

Brian G. Cartwright serves as our Independent Chairman of the Board. Our Chairman actively manages our Board by:

- Presiding at all meetings of our Board
- Establishing the agenda for each Board meeting in consultation with our management team
- Calling and presiding at executive sessions of the non-employee directors
- Engaging with management on topics discussed in executive session as needed

EXECUTIVE SESSIONS

The Independent Directors hold regular executive sessions to provide an opportunity to discuss matters without Company management present. These executive sessions allow for candid conversations and promote the independence of our Board from management. Executive sessions often follow regularly scheduled Board and committee meetings, but are also sometimes held independently of regular Board and committee meetings. Any Independent Director may call an executive session.

COMMITTEES OF THE BOARD

Our Board has a standing Audit Committee, Compensation Committee, and Governance Committee, each of which has a written charter, available on our website at *www.hcpi.com/charters*. Our Board also established a standing Investment Committee to review HCP's financing requirements, plans and strategies and recommend to our Board any material changes to HCP's capital structure.

As a corporate governance best practice, the Governance Committee annually considers the composition of our standing Board committees to ensure an appropriate balance of workloads and a diversity of perspectives. The table below shows the current membership of the committees of our Board and the number of meetings held by each in 2018. Please see "Our Director Nominees" on page 3 for the anticipated composition of the committees of the Board following the Annual Meeting. Mr. Herzog does not and will not serve on any of the below committees. Mr. Cartwright does not currently serve on any of the below committees.

Committee Membership	Audit	Compensation	Governance	Investment
Christine N. Garvey	■	C	■	
R. Kent Griffin, Jr.	■			■
David B. Henry			■	C
Lydia H. Kennard	■	■		
Peter L. Rhein	C			■
Katherine M. Sandstrom		■		■
Joseph P. Sullivan		■	C	
Total Meetings in 2018	5	5	2	3

Below is a summary of the composition and responsibilities of each of the Audit, Compensation, Governance and Investment Committees.

AUDIT COMMITTEE

Current Members
Peter L. Rhein, Chair*
Christine N. Garvey*
R. Kent Griffin, Jr.*
Lydia H. Kennard

Anticipated Members After Annual Meeting
R. Kent Griffin, Jr., Chair*
Lydia H. Kennard
Katherine M. Sandstrom

All Independent

*NYSE/SEC Qualified Financial Expert

Key Member Skills
- High level of financial experience
- Senior leadership experience
- Risk oversight/management experience

2018 Highlights
- Reviewed portfolio and operational risk management plans
- Expanded internal audit plan to include additional property audits
- Assessed cybersecurity risk management plan
- Reviewed portfolio life safety risk management and coverage
- Oversaw use of non-GAAP financial measures and other accounting policies

Responsibilities

- Oversee independent auditor
- Oversee the internal audit function
- Review independence, performance and quality control procedures of independent auditor
- Oversee financial statement and internal control integrity and process
- Plan annual audit with management, independent auditor and internal audit team
- Review with independent auditor any issues encountered during annual audit

- Pre-approve audit and non-audit services to be provided by the independent auditor
- Oversee legal and regulatory compliance and enterprise risk management activities
- Review strategy for use of swaps or derivative instruments for hedging risks
- Review quarterly and annual financial statements and related disclosures
- Review material related person transactions

COMPENSATION AND HUMAN CAPITAL COMMITTEE

Current Members
Christine N. Garvey, Chair
Lydia H. Kennard
Katherine M. Sandstrom
Joseph P. Sullivan

Anticipated Members After Annual Meeting
Christine N. Garvey, Chair
Lydia H. Kennard
Katherine M. Sandstrom

All Independent

Key Member Skills
- Senior leadership experience
- Human capital management
- Diversity of race, ethnicity, gender or cultural background

2018 Highlights
- Expanded responsibilities to include oversight of human capital matters
- Made 2018 compensation determinations based on approved 2018 compensation plans
- Established 2019 executive compensation plans
- Approved compensation of new and promoted management team members
- Adopted 1-year minimum holding requirement for equity awards

Responsibilities

- Approve corporate goals and objectives for executive compensation
- Determine executive officer compensation
- Evaluate executive officer performance annually in connection with compensation decisions
- Review director compensation and recommend changes to our Board
- Periodically review all annual cash incentive, equity incentive, deferred compensation and change-in-control plans
- Assess risks related to compensation arrangements
- Consider results of stockholder advisory vote on executive compensation

- Review and discuss with management the compensation discussion and analysis, and recommend to our Board whether it be included in the annual proxy statement
- Review and approve independent compensation consultant engagement
- Oversee human capital matters, including diversity, inclusion, talent acquisition and retention, culture and employee engagement
- Grant equity awards or delegate such authority to a subcommittee (the Compensation Committee has delegated authority to Mr. Herzog to grant certain equity awards to non-executive employees within certain limits)

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Current Members
Joseph P. Sullivan, Chair
Christine N. Garvey
David B. Henry

Anticipated Members After Annual Meeting
Brian G. Cartwright, Chair
Christine N. Garvey
David B. Henry

All Independent

Key Member Skills
✔ Legal/regulatory experience
✔ Public company executive/Board experience
✔ Risk oversight/management experience

2018 Highlights
✔ Recommended appointing an Independent Chairman of the Board
✔ Engaged independent search firm to identify diverse director candidates
✔ Nominated three new directors to the Board
✔ Recommended adoption of a director mandatory retirement age policy

Responsibilities

✔ Identify qualified candidates as potential Board members
✔ Recommend candidates for election at annual stockholder meeting and to fill Board vacancies
✔ Oversee annual Board and committee evaluation process
✔ Review performance of each director at least annually and assess continued suitability as a director when he or she has a change in job responsibilities

✔ Develop and oversee corporate governance guidelines applicable to our Board
✔ Oversee corporate governance matters
✔ Review Code of Business Conduct and Ethics and the enforcement procedures in place at least annually

INVESTMENT AND FINANCE COMMITTEE

Current Members
David B. Henry, Chair
R. Kent Griffin, Jr.
Peter L. Rhein
Katherine M. Sandstrom

Anticipated Members After Annual Meeting
David B. Henry, Chair
R. Kent Griffin, Jr.
Katherine M. Sandstrom

All Independent

Key Member Skills
✔ REIT/real estate experience
✔ Public company executive/Board experience
✔ Investment expertise

2018 Highlights
✔ Conducted review of corporate strategy
✔ Reviewed and advised on significant transactions
✔ Advised on debt financings and capital markets activity

Responsibilities

✔ Review and recommend to our Board any material changes to our capital structure, including credit facilities, equity, debt and other financings, and related principal banking relationships

✔ Review our financing requirements, plans and strategies



TORREY PINES SCIENCE PARK   SAN DIEGO, CA

DIRECTOR COMPENSATION—2018

ANNUAL COMPENSATION

In consultation with FPL Associates, L.P., the Compensation Committee's independent compensation consultant, the Committee annually reviews our director compensation program for continued alignment with comparable companies and sound governance practices.

Compensation paid to our Independent Directors for services in 2018 is described below. For compensation paid in 2018 to Michael D. McKee, our former Executive Chairman, and Thomas M. Herzog, our President and CEO, see "Compensation Discussion and Analysis." Messrs. McKee and Herzog received no separate compensation for their services as directors of the Company in 2018.

ANNUAL INDEPENDENT DIRECTOR COMPENSATION



$80,000
Annual Cash Retainer

$150,000
Annual Equity Retainer

ADDITIONAL CASH COMPENSATION

Independent Chairman: $95,000

Audit Committee
- Chair - $35,000
- Member - $15,000

Governance Committee
- Chair - $20,000
- Member - $5,000

Compensation Committee
- Chair - $30,000
- Member - $7,500

Investment Committee
- Chair - $20,000
- Member - $5,000

CASH COMPENSATION

In February 2018, in connection with the appointment of an Independent Chairman of the Board, the Compensation Committee established an annual cash retainer for the Chairman of $30,000, which mirrored the retainer previously paid to the Lead Independent Director. In May 2018, FPL Associates performed a benchmarking analysis of our director compensation program against our proxy peer companies identified on page 44. Based on this analysis, FPL Associates determined that the Chairman retainer of $30,000 was well below the median compensation of proxy peers. As a result, in consultation with FPL Associates, the Compensation Committee recommended, and the Board approved, an increase in the Independent Chairman retainer from $30,000 to $95,000 to better align with market practice and reflect the significant efforts of the Chairman. Additionally, the Board approved increasing the Governance Committee Chair retainer from $15,000 to $20,000, and the Governance Committee member retainer from $2,500 to $5,000.

In addition to the above, directors are paid an additional $1,500 per meeting fee for each Board or individual committee meeting that a director attends after that director has attended 10 meetings of our Board or that committee, as applicable, in a given calendar year (e.g., for each Audit Committee meeting after 10 Audit Committee meetings in one calendar year). All cash retainers are paid quarterly and prorated based on the number of days that a member serves in the applicable capacity. We also reimburse Independent Directors for director education and reasonable travel expenses in connection with their Board duties.

EQUITY COMPENSATION

The annual equity retainer is provided in restricted stock units ("RSUs") with a grant date fair value of $150,000, rounded up to the nearest whole share, to each Independent Director who is elected at the annual meeting of stockholders or is initially appointed as an Independent Director other than at the annual meeting. Each Independent Director was granted an annual equity award in the form of restricted stock units with a grant date fair market value of $150,003 on May 3, 2018, except Ms. Sandstrom, whose grant occurred on August 2, 2018 and had a grant date fair market value of $150,016. The RSUs cliff-vest in full on the earlier of the first anniversary of the grant date, the Company's next annual meeting of stockholders, or the termination of the Independent Director's service due to death, disability or a retirement from the Board at age 65 with at least five years of service or age 60 with 15 years of service. The awards are subject to forfeiture if the Independent Director's service terminates for any other reason.

The Compensation Committee believes that the 1-year cliff vesting promotes retention during the year in which the award is granted and provides for an earlier alignment of interests with stockholders when compared to a 3-year vesting period. Additionally, 1-year cliff vesting reflects our Board's view that shorter vesting periods encourage director independence and objectivity.

2018 INDEPENDENT DIRECTOR COMPENSATION

The following table summarizes the compensation of the Independent Directors for the fiscal year ended December 31, 2018.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
(a)	(b)	(c)	(h)
Brian G. Cartwright	148,255	150,003	298,258
Christine N. Garvey	133,044	150,003	283,047
R. Kent Griffin, Jr.	41,758	150,003	191,761
David B. Henry	144,535	150,003	294,538
James P. Hoffmann	64,986	—	64,986
Lydia H. Kennard	42,802	150,003	192,805
Peter L. Rhein	114,308	150,003	264,311
Katherine M. Sandstrom	15,247	150,016	165,263
Joseph P. Sullivan	115,008	150,003	265,011

[1] The RSUs were issued pursuant to the 2014 Performance Incentive Plan (the "2014 Plan"), pursuant to which the Board has the authority to interpret and make all required determinations under such plan. The value in the stock award column represents the aggregate grant date fair value of RSUs awarded to the director, computed in accordance with FASB ASC Topic 718—Compensation. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, see Note 14—Compensation Plans to the Consolidated Financial Statements included in our Annual Report. As of December 31, 2018, each of our Independent Directors held 6,375 unvested RSUs, except for Ms. Sandstrom, who held 5,761 unvested RSUs.

2019 INDEPENDENT DIRECTOR COMPENSATION CHANGES

In consultation with FPL Associates, the Compensation Committee recommended, and our Board approved, the following adjustments to the compensation of the Independent Directors for 2019 to better align to the median director compensation of our peers:

- The Independent Chairman annual cash retainer was increased by $15,000, to $110,000
- The independent director annual cash retainer was increased by $5,000, to $85,000
- The grant date fair value of the annual independent director equity award retainer was increased by $10,000, to $160,000
- The Governance Committee Chair retainer was decreased by $5,000, to $15,000

Our Board determined these adjustments are reasonable in light of director compensation practices of our proxy peer companies and in accordance with sound governance principles.

DIRECTOR COMPENSATION POLICIES AND PLANS

DIRECTOR STOCK OWNERSHIP GUIDELINES

Independent Directors are required to accumulate and hold shares of HCP stock (including RSUs) equal in value to at least five times the amount of the annual cash retainer for Independent Directors. With respect to new Independent Directors, the guidelines are effective on the first May 15 that occurs more than five years after the director first becomes a member of our Board. Once subject to the guidelines, an Independent Director's level of stock ownership will be reviewed annually on May 15 for as long as the director remains in office. All of our Independent Directors for whom the guidelines had become effective as of May 15, 2018, satisfied our director stock ownership guidelines as of that date.

DIRECTOR DEFERRED COMPENSATION PLAN

We maintain a deferred compensation plan (the "Director Deferral Plan"), which permits our Independent Directors to elect to defer their annual retainers. Amounts deferred under the Director Deferral Plan generally are payable in cash as a lump sum, in monthly installments or a combination of both, as elected by the director, upon the termination of the director's service on our Board, the director's death or such earlier date as elected by the director. A director participating in the Director Deferral Plan may elect to have his or her deferred compensation credited to (i) an interest rate account wherein the deferrals accrue interest at a rate equal to the current prime rate minus 1%, or (ii) a stock credit account wherein the deferrals are treated as if invested in our common stock with the account increasing for dividends paid, and increasing or decreasing in value with changes in our stock price.

NON-EMPLOYEE DIRECTOR STOCK-FOR-FEES PROGRAM

Under the Non-Employee Director Stock-for-Fees Program, each of our Independent Directors may elect to receive all or a portion of their annual retainer and meeting fees in the form of shares of our common stock in lieu of payment in cash. The election will apply to the elected amount of such fees that would otherwise be paid in cash, commencing with the fiscal quarter after the election is made. Shares will be issued as soon as practicable after we pay an ordinary cash dividend to our stockholders following the date that cash director fees for the preceding quarter would otherwise be payable to the director. The number of shares issued will be determined by dividing the amount of the fees by the average closing price of our common stock for the 10 trading days immediately preceding the relevant dividend payment date.



OUR EXECUTIVE OFFICERS

AURORA TIMBER RIDGE   AURORA, CO



THOMAS M. HERZOG
President and Chief Executive Officer   **Director Since:** 2017   **Age:** 56

Mr. Herzog is our President and Chief Executive Officer, and a member of our Board of Directors. He became our President in June 2017 and has been our Chief Executive Officer and a member of our Board since January 2017. From June 2016 to December 2016, Mr. Herzog served as our Executive Vice President and Chief Financial Officer, a role he formerly held from April 2009 to May 2011. Before joining HCP, he was Chief Financial Officer of UDR, Inc. (NYSE: UDR) from January 2013 until June 2016. Prior to joining UDR, Mr. Herzog served in various Chief Financial Officer and Chief Accounting Officer roles in the real estate industry, along with a decade at Deloitte & Touche LLP.



SCOTT M. BRINKER
Executive Vice President and Chief Investment Officer   **Age:** 42

Mr. Brinker is our Executive Vice President and Chief Investment Officer. Before joining HCP in March 2018, he was at Welltower Inc. (NYSE: WELL), a healthcare REIT, most recently as its Executive Vice President and Chief Investment Officer from July 2014 to January 2017. Mr. Brinker was Executive Vice President – Investments from February 2012 to July 2014, and worked in various other investment and portfolio management-related capacities since joining Welltower in July 2001.



PETER A. SCOTT
Executive Vice President and Chief Financial Officer   **Age:** 39

Mr. Scott is our Executive Vice President and Chief Financial Officer. In addition to his role as CFO, he assumed leadership of our Life Science segment in February 2019. Prior to joining HCP in February 2017, Mr. Scott served as a Managing Director, Real Estate Banking Group of Barclays, a financial services firm listed on the London Stock Exchange from 2014 to 2017. His experience also includes various positions of increasing responsibility at the financial services firms Credit Suisse from 2011 to 2014, Barclays from 2008 to 2011 and Lehman Brothers from 2002 to 2008.



THOMAS M. KLARITCH
**Executive Vice President, Chief Operating Officer
and Chief Development Officer**   **Age:** 61

Mr. Klaritch is our Executive Vice President, Chief Operating Officer and Chief Development Officer. He previously served as Senior Managing Director — Medical Office Properties from April 2008 to August 2017, and as Senior Vice President — Medical Office Properties from October 2003 to April 2008. Prior to joining HCP, Mr. Klaritch was a founding member and Chief Financial Officer of MedCap Properties LLC, a company that owned, operated and developed healthcare real estate. (HCP acquired MedCap Properties LLC in October 2003.) He has 36 years of operational and financial management experience in the medical office and hospital sectors. Mr. Klaritch is a Fellow in the Healthcare Financial Management Association. He is also a certified public accountant.

OUR EXECUTIVE OFFICERS



THE FAIRFAX   FORT BELVOIR, VA



TROY E. McHENRY
Executive Vice President, General Counsel and Corporate Secretary   **Age:** 46

Mr. McHenry has been our Executive Vice President, General Counsel and Corporate Secretary since February 2016. He previously served as Senior Vice President — Legal, HR and Assistant Corporate Secretary from July 2013 to February 2016, and as Vice President, Corporate Counsel and Assistant Corporate Secretary from December 2010 to July 2013. Prior to joining HCP, Mr. McHenry was with MGM Resorts International (NYSE: MGM), a global hospitality and entertainment company, from 2005 to 2010 as Vice President, Deputy General Counsel and Assistant Corporate Secretary. Prior to that, he was Associate General Counsel at Boyd Gaming Corporation (NYSE: BYD), a gaming and hospitality company, from 2004 to 2005. Mr. McHenry was also a senior associate with the law firm of DLA Piper (formerly Gray Cary) from 2001 to 2004. He is a military veteran and previously served as an officer (First Lieutenant) in the U.S. Army.



SHAWN G. JOHNSTON
Executive Vice President and Chief Accounting Officer   **Age:** 39

Mr. Johnston has been our Executive Vice President and Chief Accounting Officer since February 2019. He previously served as Senior Vice President and Chief Accounting Office from August 2017 until February 2019. Prior to joining HCP in August 2017, Mr. Johnston served as Vice President — Chief Accounting Officer of UDR, Inc. (NYSE: UDR), a multifamily real estate investment trust, from March 2016 to August 2017, and Vice President — Controller from September 2013 until March 2016. He also served as Interim Principal Financial Officer of UDR from June 2016 through December 2016. From August 2010 to August 2013, Mr. Johnston served as Chief Accounting Officer at American Residential Communities LLC, a residential real estate company. Prior to that, he was a Senior Manager — Audit Services for Ernst & Young LLP, specializing in real estate, from October 2002 to August 2010.



GLENN T. PRESTON
Executive Vice President — Medical Office Properties   **Age:** 50

Mr. Preston has been our Executive Vice President — Medical Office Properties since February 2019. He previously served as our Senior Vice President — Medical Office Properties from January 2009 until February 2019, and as Vice President — Medical Office Properties from July 2000 to January 2009. Before joining HCP, Mr. Preston was a founding member and Vice President of MedCap Properties, a privately owned medical office real estate company based in Nashville. Prior to that, he worked in real estate capital markets at public accounting firms and has over 25 years of healthcare real estate investment and advisory experience.



KENDALL K. YOUNG
Executive Vice President — Senior Housing   **Age:** 58

Mr. Young is our Executive Vice President — Senior Housing. Prior to joining HCP in September 2010, he was affiliated with Strategic Value Partners in Greenwich, Connecticut, where he was Managing Director, Global Head of Asset Management, from 2007 to 2010. At Strategic Value Partners, Mr. Young was responsible for managing all aspects of a large commercial property portfolio. Before that, he held Managing Director positions with Merrill Lynch from 2005 to 2007 and GE Capital Real Estate from 1992 to 2005, where he originated and managed large U.S. and international portfolios of real estate equity and debt investments.

PROPOSAL 2

APPROVAL, ON AN ADVISORY BASIS, OF 2018 EXECUTIVE COMPENSATION

ADVISORY RESOLUTION

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended, and the related rules of the SEC, stockholders are entitled to cast a nonbinding, advisory vote to approve the compensation of our NEOs (often referred to as "say-on-pay"). Accordingly, you are being asked to vote on the following resolution at the Annual Meeting:

> **RESOLVED**, that the stockholders **APPROVE**, on an advisory basis, the compensation paid to the NEOs, as disclosed in this proxy statement, which includes the "Compensation Discussion and Analysis," the accompanying tables, and the related narrative disclosure, pursuant to the SEC's executive compensation disclosure rules.

Our Board recommends that you vote **FOR** this resolution because it believes that our executive compensation program supports our compensation objectives and philosophies, including:

- ✔ Aligning compensation with stockholder interests
- ✔ Promoting long-term stockholder value creation
- ✔ Providing a straightforward and transparent compensation program, with rigorous, objective and at-risk performance criteria, including future relative TSR as a significant component
- ✔ Discouraging excessive risk-taking by balancing short- and long-term compensation awards
- ✔ Attracting, motivating and retaining key employees with outstanding talent and ability
- ✔ Rewarding performance, with a meaningful portion of compensation tied to the Company's financial and strategic goals

VOTING STANDARD

This proposal to approve the compensation paid to our NEOs requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting. This proposal is advisory only and will not be binding on, overrule any decision by, or create or imply additional fiduciary duties for, HCP, our Board or the Compensation Committee. The Compensation Committee, which is responsible for designing and administering our executive compensation program, values the opinions expressed by stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for NEOs.

Our current policy is to provide our stockholders with an opportunity to approve the compensation of our NEOs each year at the annual meeting of stockholders. It is expected that the next advisory vote on executive compensation will be held at the 2020 annual meeting of stockholders.

✔ Our Board unanimously recommends a vote **FOR** approval, on an advisory basis, of 2018 executive compensation



SUNRISE BEVERLY HILLS BEVERLY HILLS, CA

LETTER FROM OUR COMPENSATION COMMITTEE

DEAR HCP STOCKHOLDER,

As the members of the Compensation Committee, we are responsible for overseeing the design and implementation of competitive compensation programs that further the interests of stockholders and demonstrate strong pay-for-performance alignment. This responsibility includes listening to and considering your views on executive compensation.

The CD&A that follows describes what we pay, why we pay it and how we made our compensation decisions in 2018. Our compensation philosophy is to align the interests of our executives and stockholders through a transparent and rigorous compensation program.

KEY COMPENSATION OBJECTIVES

01 **Aligning** executive compensation with the interests of our stockholders

02 **Linking** executive compensation to the achievement of key financial and strategic goals

03 **Providing** a transparent compensation program with objective performance hurdles with a substantial possibility of not being achieved

04 **Evaluating** hurdles across multiple metrics and performance periods, including 3-year relative TSR

05 **Limiting** discretionary compensation components

We incentivize our executives by offering a combination of performance-based and fixed compensation, with a significant portion in the form of equity awards. The value of these awards depends upon the value of our common stock, which we believe further aligns executives' interests with those of our stockholders. We believe this compensation philosophy also motivates our talented management team, promotes the execution of our business strategy in a manner that focuses on the creation of long-term stockholder value, encourages prudent risk management and enhances retention of our executive team in a competitive marketplace for talent. While individual goals and performance are considerations in compensation decisions, they are not the cornerstone of our program philosophy because we believe that executive compensation tied to Company objectives better drives long-term growth for stockholders.

We remain firm in our belief that our compensation programs provide compelling incentives for our executives, which in turn benefits our stockholders by driving our business strategies and goals. While short-term stock price performance may not correlate with our executives' efforts, we believe our stockholders' interests are best served over time by a balanced compensation program that takes a long-term, holistic view of our business strategy and emphasizes the drivers of long-term value creation.

COMPENSATION COMMITTEE REPORT

We reviewed and discussed the CD&A with management, as well as the Compensation Committee's independent compensation consultant and legal advisors. Based upon this review and discussion, we recommended to the Board that the CD&A be included in this proxy statement.

Compensation Committee of the Board of Directors

Christine N. Garvey (Chair)
Lydia H. Kennard
Katherine M. Sandstrom
Joseph P. Sullivan



THE COVE AT OYSTER POINT   SOUTH SAN FRANCISCO, CA

2018 COMPENSATION PROGRAM OVERVIEW

Consistent with our goals of aligning executive and stockholder interests and appropriately incentivizing our executives, the Compensation Committee has adopted a compensation program that incorporates a mix of fixed and at-risk pay incentives. In 2018, our compensation program consisted of the following key elements, as further detailed under "2018 NEO Compensation" below:

ANNUAL CASH INCENTIVES

We incentivize our management team with annual cash incentive bonuses based on the achievement of objective at-risk Company performance metrics to align compensation with strategic goals.

Our performance metrics (normalized FFO per share, and net debt to adjusted EBITDA (earnings before interest, tax and depreciation and amortization)) are commonly used measures of REIT performance.

A portion of the annual cash bonus is based on an assessment of individual performance in order to reward individual initiative, achievements and contributions and ensure that executives are driving execution of our business strategy.

LONG-TERM EQUITY OPPORTUNITIES

We grant performance-based restricted stock units ("PSUs") and service-based RSUs with a performance hurdle to our executives.

PSUs are only earned by achieving the Company's 3-year TSR performance hurdles relative to constituents in the FTSE NAREIT Equity Healthcare Index and the S&P 500 REIT Index. This is a critical component of aligning executive compensation with stockholders' interests.

RSUs encourage executive retention by vesting ratably over three years, subject to achieving a minimum normalized FFO per share threshold in the grant year.

BASE SALARY

We pay a competitive level of base salary to attract and retain executive talent.

We determine base salary based on experience, job scope, market data and individual performance.

We annually review our NEOs' base salaries against our peers to maintain competitive levels.

AT-RISK COMPENSATION MIX

The below graphics illustrate the mix of 2018 fixed pay (base salary) and at-risk pay incentives (cash incentive compensation and grant date fair value of equity awards granted during the year), presented at the Target level of performance, for our CEO and our other NEOs. "Average All Other NEOs" excludes (i) Mr. McKee, our former Executive Chairman, due to his mid-year separation, and (ii) one-time retentive equity awards to Messrs. Brinker and McHenry.

CEO



60.0%
Long-Term
Equity Award

13.3%
Base Salary

86.7%
At-Risk,
Performance-Based Pay

26.7%
Annual Cash
Incentive

AVERAGE ALL OTHER NEOs



46.2%
Long-Term
Equity Award

22.0%
Base Salary

78.0%
At-Risk,
Performance-Based Pay

31.8%
Annual Cash
Incentive

COMPENSATION PRACTICES AT A GLANCE

 **STOCKHOLDER-FRIENDLY PRACTICES WE FOLLOW**

- ✔ **Align short-term pay and performance** by generally linking 60% of STIP compensation to quantitative performance hurdles

- ✔ **Align long-term pay and performance** by generally linking 60% of LTIP compensation to 3-year relative TSR

- ✔ **Promote executive officer retention** with 40% of LTIP compensation subject to 3-year vesting

- ✔ **Cap payouts and vesting levels for awards** under our STIP and LTIP

- ✔ **Provide standardized severance and change-in-control benefits** for similarly situated executives

- ✔ **Maintain robust stock ownership guidelines**

- ✔ **Maintain a clawback policy**

- ✔ **Conduct annual compensation risk assessments**

- ✔ **Compensation Committee comprised solely of independent directors**

- ✔ Use of an **independent compensation consultant**

- ✔ Minimum **holding period of 1 year** on all executive equity awards beginning with awards granted in 2019

 **STOCKHOLDER-UNFRIENDLY PRACTICES WE AVOID**

- ✕ **Employment agreements**

- ✕ **Guaranteed cash incentives, equity compensation or salary increases** for existing NEOs

- ✕ **Benchmark target compensation above the median of our comparative peer group**

- ✕ **Stock option awards to NEOs**

- ✕ **Change-in-control tax gross ups**

- ✕ **Allow pledging of our securities** by directors, officers or employees

- ✕ **Allow hedging or derivative transactions involving our securities** by directors, officers, employees or other insiders

- ✕ **"Single-trigger"** change in control payments

- ✕ **Excessive perquisites** or other benefits

- ✕ **Repricing or buyouts** of underwater stock options

- ✕ **Equity plan evergreen provisions**

- ✕ **Equity awards with less than 1-year vesting**

- ✕ **Tax gross-up payments for executive perquisites** beginning in 2019

PAYING FOR PERFORMANCE

Our executive compensation program is designed to reward successful annual performance while encouraging long-term value creation for our stockholders. NEO short- and long-term incentive compensation is subject to rigorous, objective, at-risk performance hurdles across multiple metrics and performance periods, which the Compensation Committee intends to be an incentive to management to drive Company performance and encourage prudent risk management consistent with the Company's financial and strategic goals.

Our 2018 executive compensation program reflects strong alignment between pay and performance. As described under "Proxy Highlights—Company Highlights," we executed on our repositioning strategy in 2018, delivering strong results for our stockholders. We entered into transactions to further reduce our tenant concentration, made key acquisitions in desirable markets, and paid down a significant amount of long-term debt to help strengthen our balance sheet. We also assembled a new leadership team to help ensure our long-term growth, stability and success. Accordingly, the Compensation Committee took actions in 2018 to better align the compensation of our leadership team with the compensation of peer companies, focusing on healthcare REITs, the pool from which we recruit top talent.

Our strong 2018 financial results resulted in above-Target level payout of cash incentive awards under our 2018 short-term incentive plan ("2018 STIP"). While our 2018 TSR performance trended above the Target level of performance for our 2018 long-term incentive plan ("2018 LTIP") awards, our 3-year TSR performance lagged compared to our peers, which resulted in the forfeiture of TSR-based LTIP awards granted in 2016. This forfeiture demonstrates the rigor of our compensation program.

2018 STIP PERFORMANCE

STIP PERFORMANCE FOR THE PERFORMANCE PERIOD ENDED DECEMBER 31, 2018

The following table summarizes the outcome for each metric of our 2018 STIP, as further described under "Annual Cash Incentive Compensation—Compensation Committee Assessment and Determination of 2018 STIP Results."

Relative Weighting	Performance Metric	Outcome
45%	Normalized FFO per Share	▲ Between Target and High (126%)
15%	Net Debt to Adjusted Pro-Forma EBITDA	▲ High (150%)
40%	Individual Performance	100% Comp. Committee Determination
	Average NEO 2018 STIP Payout:	135% of Target[1]

[1] Excludes a prorated bonus of $312,490 paid to Mr. McKee, our former Executive Chairman, based on the achievement of the Normalized FFO per Share and Net Debt to Adjusted Pro-Forma EBITDA metrics, in accordance with the terms of our Executive Severance Plan (the "Severance Plan") and his severance arrangement. The Compensation Committee determined not to pay any amount with respect to the individual performance portion of his 2018 STIP opportunity, as described below.

2018 LTIP PERFORMANCE

TSR-BASED LTIP AWARD STATUS THROUGH DECEMBER 31, 2018

The following table reflects the current status of our 2018 LTIP awards based on 2018 performance, as further described under "Long-Term Equity Incentive Compensation—Status of LTIP Award Programs."

LTIP Performance Period	2018	2019	2020	Status	% Payout
2018 3-Year LTIP		33% Completed		▲ Tracking Above Target	—[1]

[1] The performance period for these awards remains open and the payout percentage for these awards has not been determined. If the performance period applicable to the award had ended as of December 31, 2018, the Company's relative TSR ranking considered for purposes of the awards would have resulted in an above-Target payout. We make no prediction as to the future performance of our stock.

SAY-ON-PAY RESULTS

The Compensation Committee considers our say-on-pay vote results in approving our executive compensation program. The Committee determined to maintain the core structure of our overall executive compensation program for 2019, taking into account:

- Strong support demonstrated by our stockholders in our 2018 say-on-pay vote
- Recommendations of our independent compensation consultant
- Investor feedback

2018 SAY-ON-PAY VOTING RESULTS

91.8%

In 2018, we received over 91% of votes cast FOR our 2017 executive compensation program, and over 93% (on average) of votes cast for our executive program in the last 3 years.

WHY STOCKHOLDERS SHOULD APPROVE OUR EXECUTIVE COMPENSATION

- ✔ At-risk incentive compensation tied to rigorous objective, quantitative performance hurdles to support the Company's financial and strategic goals
- ✔ Pay practices aligned with stockholder interests to promote the creation of long-term value, while discouraging excessive risk-taking
- ✔ Significant pay-for-performance alignment with limited discretionary components
- ✔ Robust Compensation Committee oversight
- ✔ Transparent compensation program and disclosure

NAMED EXECUTIVE OFFICERS

Our CD&A describes HCP's 2018 executive compensation program for the NEOs listed below:

Thomas M. Herzog	President and Chief Executive Officer
Scott M. Brinker	Executive Vice President and Chief Investment Officer
Peter A. Scott	Executive Vice President and Chief Financial Officer
Thomas M. Klaritch	Executive Vice President, Chief Operating Officer and Chief Development Officer
Troy E. McHenry	Executive Vice President, General Counsel and Corporate Secretary
Michael D. McKee[1]	Former Executive Chairman

[1] Mr. McKee, our former Executive Chairman, is included as a NEO under SEC rules because his severance payments, made pursuant to our Severance Plan and his severance arrangement, would have caused him to be one of the three most highly compensated executive officers who were in office during 2018, after the principal executive officer and principal financial officer.

2018 NEO COMPENSATION

BASE SALARY

Following a review of compensation data for peers with substantially similar roles and responsibilities (as described below under "Compensation Policies and Practices—Peer Company Comparison"), the Compensation Committee established 2018 base salaries for each of our NEOs commensurate with its assessment of their job position and responsibilities, experience, peer group data and individual performance, as further described under "2018 Compensation Decisions" below.

Name	2018 Base Salary ($)
Thomas M. Herzog	1,000,000
Scott M. Brinker	650,000
Peter A. Scott	600,000
Thomas M. Klaritch	600,000
Troy E. McHenry	500,000
Michael D. McKee	127,841[1]

[1] Prorated for the portion of the year that Mr. McKee was employed by us, based on Mr. McKee's base salary in effect at the time of his separation.



ANNUAL CASH INCENTIVE COMPENSATION

2018 SHORT-TERM INCENTIVE PLAN

Our NEOs are eligible to receive annual cash bonuses under the 2018 STIP based on the achievement of performance criteria established by the Compensation Committee for the performance period. The 2018 STIP performance metrics and their relative weightings are illustrated and described in the graphic below.

45%	Normalized FFO Per Share	▪ FFO is a commonly used REIT financial metric defined by NAREIT; normalized FFO per share is adjusted to exclude the impact from certain non-recurring or non-comparable items. ▪ Allows stockholders to compare operating performance among REITs over time on a consistent basis. ▪ May significantly impact the trading price of a REIT's common stock and, therefore, may significantly impact TSR. ▪ Relative weighting was increased in 2018 over 2017 as a result of removing one 2017 metric, to reflect the importance of normalized FFO per share to investors and align to our strategic transformation.
15%	Net Debt to Adjusted Pro Forma EBITDA	▪ Net Debt to Adjusted Pro Forma EBITDA, calculated over the 2018 calendar year, is a supplemental measure of our ability to decrease our debt. ▪ Promotes a strong balance sheet and balances the normalized FFO per share metric to discourage overleveraging. ▪ Reflects the ability to generate sufficient earnings to meet debt obligations as the portfolio grows. ▪ A strong balance sheet is especially important for REITs as they are required to distribute a substantial portion of their annual income to their stockholders. ▪ A strong balance sheet enables the pursuit of acquisition and investment opportunities.
40%	Individual Performance	▪ Assessment of individual contributions to the Company's financial and operational performance, as well as accomplishments relative to annual objectives. ▪ Strongly influenced by objective criteria, such as the quality of the Company's portfolio and investments, including lease credit and coverage ratios, investment performance relative to underwriting or budget and other quantitative and qualitative performance metrics and trends as determined by the Compensation Committee. ▪ Incentivizes and rewards individual initiative, achievements and contributions. ▪ Relative weighting was increased by 5% from 2017 to underscore the importance of each executive's execution of our strategic transformation.

The 2018 STIP reflects revisions from the Company's 2017 STIP that the Compensation Committee deemed advisable in light of the Company's strategic focus on portfolio quality, a strong balance sheet, and organic growth complemented by acquisitions and developments. Considering these goals, together with feedback from our stockholders and input from FPL Associates, the Committee approved the following revisions to the 2018 STIP as compared to 2017:

- Eliminated the same store cash NOI growth by segment metric due to expected portfolio adjustments in connection with our repositioning strategy, including our plans to sell a significant number of our senior housing assets, transition certain senior housing triple-net properties to our senior housing operating portfolio, and the uncertain timing of completing our announced non-core asset dispositions.
- Reallocated the 20% weighting from the eliminated metric to performance goals related to our strategic goals as follows: 15% to earnings (normalized FFO per share); and 5% to individual performance.

2018 STIP AWARD OPPORTUNITIES

The Compensation Committee approved 2018 STIP award opportunities for the NEOs near the beginning of the performance period. As shown above, 60% of the STIP opportunity (the "Company Performance Award") was subject to the achievement of quantitative Company performance metrics tied to the achievement of strategic financial objectives for the 2018 performance period. The remaining 40% of the STIP opportunity (the "Individual Performance Award") was based on an assessment of individual performance, subject to the Committee's ability to reduce the awards. The following table reflects the 2018 STIP NEO award opportunities.

Name	Award Opportunity ($)		
	Threshold (50%)	Target (100%)	High (150%)
Thomas M. Herzog	1,000,000	2,000,000	3,000,000
Scott M. Brinker	550,000	1,100,000	1,650,000
Peter A. Scott	425,000	850,000	1,275,000
Thomas M. Klaritch	450,000	900,000	1,350,000
Troy E. McHenry	275,000	550,000	825,000
Michael D. McKee[1]	1,125,000	2,250,000	3,375,000

[1] Mr. McKee was entitled to receive a prorated target bonus in accordance with the terms of our Severance Plan and his severance agreement.

The Compensation Committee established the above award opportunities following a review of compensation data for peers with substantially similar roles and responsibilities prepared by FPL Associates (as described below under "Compensation Policies and Practices—Peer Company Comparison"). The award opportunities reflect the Committee's assessment of the applicable NEO's job position and responsibilities, experience, peer group data and individual performance, as further described under "2018 Compensation Decisions" below.

With respect to each of the performance metrics, reaching the Threshold, Target or High achievement level results in a payout of 50%, 100% or 150%, respectively, of the Target award opportunity. Payout amounts between Threshold and Target or Target and High are interpolated. No value is paid for metrics with outcomes below the Threshold achievement level.

COMPENSATION COMMITTEE ASSESSMENT AND DETERMINATION OF 2018 STIP RESULTS

Company Performance Awards Reward Successful Execution of Our Strategic Priorities

The Compensation Committee sets executive compensation performance hurdles consistent with the Company's strategic goals and in line with our publicly disclosed initial guidance for the performance year, as applicable, consistent with our past practice.

Target performance hurdles for normalized FFO per share were set at the mid-point of our initial guidance for 2018. With respect to normalized FFO per share, our 2018 performance hurdles were lower than 2017 performance hurdles because our 2018 guidance accounted for management's strategic plans for 2018, including the significant dispositions that were expected to occur during the year, which led to a smaller projected asset base and lower normalized FFO for 2018. We do not publicly disclose guidance for net debt to adjusted pro forma EBITDA, so the Target performance hurdle was set in relation to our internally budgeted expectations.

The following table reflects the Threshold, Target and High achievement levels established by the Compensation Committee, as well as the relative weighting and outcome of each element of the Company Performance Award:

Relative Weighting	2018 STIP Performance Metric	Threshold (50%)	Target (100%)	High (150%)	Outcome
45%	Normalized FFO per share	Actual Result: $1.82 $1.76	$1.80	$1.84	▲ Target-High (126%)
15%	Net Debt to Adjusted Pro Forma EBITDA	Actual Result: 5.21x 6.5x	6.2x	5.9x	▲ High (150%)
	Weighted Blended Overall Corporate Performance Score:			▲	Above Target (132%)

SIGNIFICANTLY ABOVE-TARGET OPERATIONAL PERFORMANCE RESULTS IN A COMPANY PERFORMANCE AWARD PAYOUTS ABOVE TARGET

- ✓ Strong performance in our medical office, life-science and senior housing triple-net segments resulted in overall performance above Target for the Company Performance Award.
- ✓ Payouts are purely formulaic, calculated in accordance with the hurdles established by the Compensation Committee in early 2018.
- ✓ Each metric is paid out separately according to the achievement level—no value is paid for metrics with outcomes below Threshold. Payout amounts between Threshold, Target and High achievement levels are interpolated.

Individual Performance Awards Incentivize Individual Initiative and Achievement

The remaining 40% of the 2018 STIP award was based on an assessment of individual performance and subject to the Company achieving normalized FFO of at least $1.43 per share, which we exceeded. In making award determinations, the Compensation Committee took into consideration the NEO's individual contributions to our financial and operational performance in 2018, as well as their individual accomplishments and performance relative to their objectives for the year. The Committee has discretion to award between 0% and 150% of the NEO's Target individual performance award opportunity.

Below are the individual achievements of our NEOs during 2018 that formed the basis for the Compensation Committee's award determinations:

Name	2018 Individual Accomplishments
Thomas M. Herzog	✔ Executed on multi-year strategic plan to reposition the Company as a top tier REIT ✔ Led the execution of Company objectives, resulting in financial results that generally met or exceeded Company targets and guidance ✔ Worked in collaboration with the senior management team to reduce exposure to Brookdale Senior Living Inc. ("Brookdale") ✔ Oversaw significant deleveraging transactions to improve balance sheet strength and corporate debt ratings ✔ Successfully developed and integrated new management team
Scott M. Brinker	✔ Appointed as our Executive Vice President and Chief Investment Officer in March 2018 ✔ Assumed leadership and management of our senior housing portfolio ✔ Led acquisitions of strategic investments, including Sierra Point Towers in South San Francisco ✔ Negotiated strategic joint ventures with Morgan Stanley and other partners ✔ Oversaw efforts to dispose of non-core senior housing assets and reduce exposure to Brookdale
Peter A. Scott	✔ Led effort to strengthen balance sheet by reducing leverage, including the redemption of over $1 billion in senior notes, and repayment of $1.2 billion under our term loan and credit facility ✔ Drove efforts to improve credit profile, resulting in corporate debt ratings upgrades ✔ Led efforts to raise more than $650 million through equity issuances ✔ Assumed leadership and management of our life science segment ✔ Negotiated Shoreline Technology Center campus sale for $1.0 billion
Thomas M. Klaritch	✔ Provided leadership and management of our medical office segment's successful year ✔ Led internal reorganization to optimize department workflow and operations ✔ Mobilized property managers and operators in disaster preparedness and recovery efforts relating to major hurricanes and extensive wildfires ✔ Oversaw substantial development and redevelopment activities, including all phases of development of The Shore at Sierra Point in South San Francisco and spearheading the new development platform with HCA Healthcare ✔ Headed our internationally recognized sustainability efforts (see "Proxy Highlights—Sustainability Highlights")
Troy E. McHenry	✔ Led corporate governance advancements, stockholder outreach efforts and Board procedure optimization ✔ Successfully oversaw all legal aspects associated with key repositioning and acquisition transactions ✔ In collaboration with management, drove successful execution of financing transactions in direct support of the Company's strategic initiatives and objectives ✔ Continued execution and development of the Company's public disclosures, including expanded transparency in the areas of governance, compensation and sustainability ✔ Significantly improved legal department organization and processes, resulting in department-wide cost savings ✔ Continued proactive management of litigation matters



OVERALL 2018 STIP RESULTS

The following table summarizes the actual annual incentive awards paid to the NEOs under the 2018 STIP in February 2019 for the 2018 performance period based on the foregoing results and determinations.

Name	Actual Company Performance (%)	Actual Company Performance Award ($)	Actual Individual Performance (%)	Actual Individual Performance Award ($)	Total Award ($)	Overall Weighted Payout (%)
Thomas M. Herzog	132%	1,586,250	150%	1,200,000	2,786,250	139%
Scott M. Brinker	132%	872,438	150%	660,000	1,532,438	139%
Peter A. Scott	132%	674,156	150%	510,000	1,184,156	139%
Thomas M. Klaritch	132%	713,813	100%	360,000	1,073,813	119%
Troy E. McHenry	132%	436,219	150%	330,000	766,219	139%
Michael D. McKee	132%	312,490	N/A	—	312,490	132%

The Compensation Committee determined to award Messrs. Herzog, Brinker, Scott and McHenry the maximum level for the individual performance portion of the 2018 STIP award in recognition of each officer's contributions to the Company to execute on our repositioning strategy, strengthen the balance sheet and achieve strong financial results. The Committee determined to award Mr. Klaritch the Target level of the individual performance portion of his 2018 STIP award, recognizing his strong contributions to the Company while balancing his prior compensation adjustments made in connection with his promotion to Executive Vice President and Chief Operating Officer in August 2017. In approving the terms of Mr. McKee's separation agreement and prorated 2018 STIP award, the Committee determined that he would not be eligible to receive any amount for the individual performance portion of the 2018 STIP because he would not meaningfully contribute to the Company's performance for the period.

LONG-TERM EQUITY INCENTIVE COMPENSATION

All 2018 equity awards were granted in the form of RSUs and PSUs. We have not awarded stock options since 2014.

2018 LONG-TERM INCENTIVE PLAN

Our NEOs received long-term equity incentive awards under the 2018 LTIP, which awards are subject to the achievement of performance metrics and vesting criteria established by the Compensation Committee near the beginning of the performance period. The 2018 LTIP performance metrics and vesting criteria are illustrated in the graphic below.

60%

3-year Relative TSR PSU Award

40% FTSE NAREIT Equity Health Care Index[1]
20% S&P 500 REIT Index[2]

3-YEAR CLIFF VESTING IF FUTURE RELATIVE PERFORMANCE HURDLE ACHIEVED

RESULT	HURDLES
Threshold[3]	25th Percentile (50% of PSU Grant)
Target	50th Percentile (100% of PSU Grant)
High	80th Percentile (200% of PSU Grant)

40%

Retentive RSU Award

3-YEAR ANNUAL VESTING AFTER GRANT DATE, SUBJECT TO NORMALIZED FFO PER SHARE PERFORMANCE HURDLE

(1) Excludes CareTrust REIT, Universal Health Realty Income Trust, Community Healthcare Trust, New Senior Investment Group, Global Medical REIT, and MedEquities Realty Trust, Inc. due to size incomparability, as determined by the Compensation Committee.

(2) Excludes American Tower Corp., Crown Castle Internal Corp., SBA Communications and Weyerhauser Company due to size or other incomparability, as determined by the Compensation Committee.

(3) Award is forfeited if below Threshold ranking.

60% of the 2018 LTIP award is subject to the Company's relative TSR ranking for the 3-year forward-looking performance period ending December 31, 2020 ("TSR-Based LTIP"), with 40% of the 2018 LTIP award measured against the FTSE NAREIT Equity Health Care Index (the "NAREIT Index") and 20% measured against the S&P 500 REIT Index (the "S&P Index"). The Compensation Committee selected a relative TSR performance metric as the basis for our performance-based LTIP awards because it allows stockholders to evaluate the Company's performance in comparison to our peers, as selected by two independent, widely used REIT indexes. It also mitigates the impact of broad market trends that are not reflective of our actual performance.

The remaining 40% of the 2018 LTIP award vests in three equal annual installments beginning on the first anniversary of the grant date. This portion of the 2018 LTIP was subject to a threshold normalized FFO per share hurdle of $1.43 for the 2018 performance year ("Retentive LTIP"). The Compensation Committee believes that the Retentive LTIP awards in the form of RSUs that vest over time independent of TSR promotes the retention of our talented management team, while still incentivizing a focus on long-term results because the ultimate value of the RSUs is tied to our stock price.

2018 LTIP AWARD OPPORTUNITIES

The Compensation Committee, in consultation with FPL Associates, approved target 2018 LTIP opportunities for the NEOs in February 2018, as set forth in the table below. The award opportunities were approved by the Committee based on its assessment of compensation data for peers with substantially similar roles and responsibilities provided by FPL Associates, each NEO's relative duties and responsibilities, and his impact on HCP's results. The table below reflects the target values of the 2018 LTIP awards approved by the Committee. These amounts were divided by the closing price per share on the grant date of the award to determine the number of shares subject to the award (or the target number of shares in the case of the TSR-Based LTIP awards). The amounts reflected in the Grants of Plan Based Awards during 2018 table differ from the amounts below with respect to retentive LTIP awards due to rounding to the nearest whole share, and with respect to the TSR-Based LTIP awards, due to calculating the grant date fair value based on a Monte Carlo valuation model in accordance with FASB ASC Topic 718. Michael D. McKee was not a participant in the 2018 LTIP. Pursuant to the terms of the Severance Plan, under which he was a participant, his equity award remains outstanding subsequent to his termination and vests according to its original terms.

Name	TSR-Based LTIP NAREIT Index ($)	TSR-Based LTIP S&P Index ($)	Retentive LTIP ($)	Total LTIP Opportunity ($)
Thomas M. Herzog[1]	1,800,000	900,000	1,800,000	4,500,000
Scott M. Brinker[2]	N/A	N/A	N/A	N/A
Peter A. Scott	520,000	260,000	520,000	1,300,000
Thomas M. Klaritch	600,000	300,000	600,000	1,500,000
Troy E. McHenry[3]	360,000	180,000	360,000	900,000

[1] Mr. Herzog was granted equity awards in February 2018 based on his 2018 LTIP award opportunity as in effect at that time. Mr. Herzog was also granted "make-whole" equity awards in October 2018 to reflect the increase to his 2018 LTIP award opportunity, as reported in the "Grants of Plan-Based Awards During 2018" table in the Executive Compensation Tables section below.

[2] Mr. Brinker received equity grants in connection with his initial compensation arrangements in lieu of a long-term equity award for 2018 performance, as described under "Transition and Retention Awards" below.

[3] Mr. McHenry also received a one-time retentive equity grant, as described under "Transition and Retention Awards" below.

With respect to the TSR-Based LTIP awards, reaching the Threshold, Target or High achievement levels results in a payout of 50%, 100% or 200%, respectively, of the Target award opportunity. Payout amounts between Threshold and High are interpolated. No value is paid for metrics with outcomes below the Threshold achievement levels.

The Company exceeded the normalized FFO hurdle of at least $1.43 per share for the Retentive LTIP, and the first tranche of such awards vested for each of the NEOs in February 2019. The Compensation Committee will make a determination regarding achievement of the TSR-Based LTIP performance criteria following the end of the performance period on December 31, 2020. If the performance period had ended on December 31, 2018, the 2018 TSR-Based LTIP awards would have resulted in an above-Target payout.

STATUS OF LTIP AWARD PROGRAMS

The graphic below summarizes the performance periods and outcome, or projected outcome, of our TSR-Based LTIP awards granted since 2014.

TSR-BASED LTIP AWARD STATUS THROUGH DECEMBER 31, 2018

LTIP Performance Period	2014	2015	2016	2017	2018	2019	2020	Status
2014 3-Year LTIP		100% Completed						▼ **Below Threshold and 100% Forfeited**
2015 3-Year LTIP			100% Completed					▼ **Below Threshold and 100% Forfeited**
2015 1-Year LTIP		100% Completed						▼ **Below Threshold and 100% Forfeited**
2016 3-Year LTIP				100% Completed				▼ **Below Threshold and 100% Forfeited**
2017 3-Year LTIP					67% Completed			▲ **Tracking Above Target**[1]
2018 3-year LTIP						33% Completed		▲ **Tracking Above Target**[1]

[1] The performance period for these awards remains open and the payout percentage for these awards has not been determined. The payout percentage is reflected in the table to indicate that, if the performance period applicable to the award had ended as of December 31, 2018, the Company's relative TSR ranking considered for purposes of the awards would have resulted in an above-Target level payout. We make no prediction as to the future performance of our stock.

The total amount realized with respect to the outstanding 2017 and 2018 TSR-Based LTIP awards will be determined following the 3-year performance periods ending December 31, 2019, and 2020, respectively.

LTIP PAY FOR PERFORMANCE ALIGNMENT

The forfeiture of past TSR-Based LTIP awards reflects strong pay-for-performance alignment with respect to the applicable performance periods. In 2015, 2016 and 2017, our TSR performance lagged behind the average of our peers, and as a result, our NEOs did not realize any value for their TSR-Based LTIP awards with performance periods ending in those years. However, our 2018 TSR has improved, and, as a result, the LTIP awards granted in 2017 and 2018 are now tracking payout above Target level of performance.

2018 COMPENSATION DECISIONS

The Compensation Committee oversees the design and administration of our executive compensation programs and evaluates these programs against competitive practices, legal and regulatory developments and corporate governance trends. The Committee considers analysis and advice from FPL Associates when making compensation decisions. Additionally, our President and CEO provides input to the Committee with respect to compensation decisions for our other executive officers based on market conditions, Company performance, and individual performance.

In establishing 2018 executive compensation, the Compensation Committee recognized that the pay levels for certain of our executive officers was well below the median compensation of similarly situated executives within our compensation peer group. As such, the Committee approved increases in several compensation components for certain of our executive officers, as follows:

- **Mr. Herzog.** The Compensation Committee increased Mr. Herzog's base salary in 2018 from $750,000 to $1,000,000, increased his target 2018 STIP award opportunity from $1,312,500 to $2,000,000, and increased his 2018 LTIP award opportunity from $3,937,500 to $4,500,000, to reflect his role as our chief executive officer and his increased responsibilities in 2018 following the departure of our former Executive Chairman, Michael McKee. In establishing Mr. Herzog's 2018 compensation, the Committee also considered that Mr. Herzog's 2018 compensation remained below the median compensation of similarly situated executives in our peer group, given his recent tenure as our President and CEO.

- **Mr. Scott.** The Compensation Committee increased Mr. Scott's base salary in 2018 from $550,000 to $600,000, and increased his 2018 STIP award opportunity from $700,000 to $850,000, to recognize his significant contributions to the Company and better align his compensation with similarly situated executives in our peer group.

Mr. Scott was also awarded a one-time cash payment of $400,000 in recognition of his time and efforts in respect of the Shoreline Technology Center sale for $1.0 billion, a significant transaction that allowed us to execute on our repositioning strategy and strengthen our balance sheet.

- **Mr. Klaritch.** The Compensation Committee increased Mr. Klaritch's 2018 LTIP award opportunity from $952,700 to $1,500,000 in connection with the additional responsibilities he assumed with his promotion to Executive Vice President and Chief Operating Officer. In establishing Mr. Klaritch's 2018 compensation, the Committee considered his role and responsibilities, as well as compensation for similarly situated executives in our peer group.
- **Mr. McHenry.** The Compensation Committee increased Mr. McHenry's base salary in 2018 from $450,000 to $500,000, and increased his target 2018 STIP award opportunity from $450,000 to $550,000 to recognize his significant contributions to the Company and better align his compensation with similarly situated executives in our peer group.

TRANSITION AND RETENTION AWARDS

Scott M. Brinker

In connection with his appointment as our Executive Vice President and Chief Investment Officer, Scott M. Brinker was entitled to receive the following compensation, in addition to the base salary and 2018 STIP award as described above:

- A one-time make-whole RSU award with an aggregate grant date fair value of $5,000,040, which vests in equal annual installments over six years beginning on the second anniversary of the grant date, generally subject to Mr. Brinker's continued employment on the applicable vesting date. The award was in lieu of, and not in addition to, the 2018 LTIP opportunity, to induce Mr. Brinker to accept employment with the Company. The grant date fair value of the equity award to Mr. Brinker is reported in the "Grants of Plan-Based Awards During 2018" table in the Executive Compensation Tables section below.
- A one-time make whole cash payment of $2,771,703 payable to Mr. Brinker under the terms of his severance arrangement with Welltower Inc., Mr. Brinker's former employer, which we were required to pay to Mr. Brinker pursuant to the terms of our legal settlement arrangement with Welltower.
- Reimbursement for up to $150,000 of relocation and travel expenses, net of applicable withholding taxes. We grossed up relocation and related travel expenses for Mr. Brinker so that he would receive an amount after taxes that fully reimburses his out-of-pocket moving expenses. Beginning in 2019, we have eliminated tax gross-up payments on executive perquisites, as described below.

The Compensation Committee determined that this transition compensation was reasonable and appropriate in light of Mr. Brinker's qualifications and significant experience in the healthcare REIT industry, as well as his duties and responsibilities, the lost financial value he incurred in leaving his former position, and the Company's legal obligation to pay certain amounts under the settlement arrangement with his former employer. Additionally, the Committee believes that granting equity awards with longer-term vesting of six years encourages retention of new executives.

In 2019, Mr. Brinker's regular annual Target-level compensation will be $3,500,000, comprised of the following elements:

2019 Compensation Element	Amount
Base Salary	$650,000
STIP Opportunity (at Target level)	$1,100,000
LTIP Opportunity (at Target level)	$1,750,000

Troy E. McHenry

Mr. McHenry was granted a one-time retentive long-term RSU award with an aggregate grant date fair value of $1,000,099, which vests in equal installments over six years beginning on the second anniversary of the grant date, generally subject to Mr. McHenry's continued employment on the applicable vesting date. The Compensation Committee determined that this retention award was reasonable and appropriate in light of Mr. McHenry's continued contributions to the Company in executing on the legal aspects of our strategy and managing extensive legal matters requiring his long-term oversight, as well as his qualifications, duties and responsibilities.

2019 EXECUTIVE COMPENSATION PROGRAM CHANGES

Based on prior strong stockholder support for our executive compensation program, the Compensation Committee determined not to make any changes to our STIP or LTIP performance metrics or weighting for 2019. The Committee determined to make the following adjustments to our executive compensation program for 2019 to reflect our commitment to sound corporate governance practices:

- Eliminated tax gross-up payments on executive officer perquisites.
- Added a minimum one-year holding period for shares acquired pursuant to the vesting or exercise of executive equity awards granted in 2019 and thereafter.

COMPENSATION POLICIES AND PRACTICES

COMPENSATION RISK ASSESSMENT

We believe that any risks arising from our compensation program are not reasonably likely to have a material adverse effect on us for the reasons outlined below.

Base salaries are fixed in amount and thus do not encourage inappropriate or excessive risk taking.

Our executive incentive compensation balances quantitative and qualitative performance assessments. While our annual cash incentive plan focuses on annual goals, we cap awards under the plan and require a threshold level of Company performance. Only once a pre-determined threshold is met are our executives also eligible for a cash incentive award based on individual performance criteria. This individual performance award may only be reduced from the High achievement level (and not increased) by the Compensation Committee based on any factors it deems appropriate. The Committee believes that the STIP appropriately balances risk and the desire to focus executives on specific annual goals important to our success.

A substantial portion of our executives' compensation is in the form of equity awards to further align executive and stockholder interests. The Compensation Committee believes that the LTIP awards do not encourage unnecessary or excessive risk taking because the ultimate value of the awards is tied to our performance and stock price, and because the awards are subject to long-term vesting schedules based on forward-looking performance goals. Additionally, our stock ownership guidelines help ensure that executives have significant value tied to our performance.

Furthermore, as discussed below, the executive officers are subject to a clawback policy, which permits us to recover incentive compensation received by such officers in the event the amount of the payment or award was determined based on the achievement of financial results that were subsequently the subject of an accounting restatement due to noncompliance with a financial reporting requirement under securities laws.

POLICY REGARDING EXECUTIVE EMPLOYMENT AGREEMENTS

In May 2016, our Board adopted the Severance Plan and amended our Executive Change in Control Severance Plan (the "CIC Plan") (as both are further described under "Potential Payments upon a Termination or Change in Control Severance Arrangements" below) to provide severance protections without the use of individual employment agreements with the Company's executives. Our severance plans, in lieu of contractual arrangements, provide standardized severance benefits for our executives. Our general policy against executive employment agreements also eliminates guaranteed base salaries and incentive levels, which allows the Company to focus on pay for performance and other factors that the Compensation Committee deems relevant in setting executive compensation, without contractual restrictions.

COMPENSATION CONSULTANT

The Compensation Committee is authorized to retain independent counsel, compensation and benefits consultants, and other outside experts or advisors. Since November 2008, the Committee has retained FPL Associates as its outside independent compensation consultant. For 2018, FPL Associates advised the Committee with respect to trends in executive compensation, determination of pay programs, assessment of competitive pay levels and mix (e.g., proportion of fixed pay to incentive pay and proportion of annual cash pay to long-term incentive pay) and setting compensation levels. FPL Associates also reviewed comparable equity REITs for 2018 and assisted the Committee with obtaining and evaluating current executive compensation data for these companies. The Committee made its 2018 compensation decisions, including those with respect to the NEOs, after consulting with FPL Associates.

FPL Associates reports directly to the Compensation Committee and works with management only as directed by the Committee. During 2018, FPL Associates did not perform work for HCP other than pursuant to its engagement by the Committee. The Committee has assessed the independence of FPL Associates and concluded that its engagement of FPL Associates does not raise any conflict of interest with HCP or any of its directors or executive officers.

ADOPTION OF A COMPENSATION PEER GROUP

In developing our 2018 executive compensation program, the Compensation Committee considered market and peer data provided by FPL Associates. Based on FPL Associates' recommendations, the Committee selected the following companies as our comparable compensation peer group for 2018. In light of the Company's smaller size following our repositioning transactions during 2016 and 2017, the Committee determined to revise our compensation peer group for purposes of establishing 2018 executive compensation. The Committee removed Prologis, Inc. and Public Storage, the two largest REITs (by market capitalization) in the 2018 peer group, as well as General Growth Properties, Inc. (due to its acquisition by Brookfield Property Partners), and added Alexandria Real Estate Equities, Inc. (life science focused) and Regency Centers Corporation, which had lower market capitalizations than we did at the time of the Committee's determination.

- Alexandria Real Estate Equities, Inc.
- AvalonBay Communities, Inc.
- Boston Properties, Inc.
- Digital Realty Trust, Inc.
- Equity Residential
- Essex Property Trust, Inc.
- Host Hotels & Resorts, Inc.
- Kimco Realty Corporation
- Realty Income Corporation
- Regency Centers Corporation
- Ventas, Inc.
- VEREIT, Inc.
- Vornado Realty Trust
- Welltower Inc.

PEER COMPANY COMPARISON

The peer companies selected for 2018 consist of S&P 500 equity REITs with market capitalizations the Compensation Committee believed comparable to HCP. In making its compensation comparisons, the Committee took into account, among other things, HCP's enterprise value and market capitalization compared to the peer companies, as shown below:

AS OF DECEMBER 31, 2018*
(in billions)



	HCP	Median	Mean
Enterprise Value	$19.3	$24.6	$25.1
Market Capitalization	$13.5	$18.0	$16.9

*   Source: S&P Global for Market Capitalization and Total Assets; KeyBanc for Enterprise Value.

COMPENSATION ASSESSMENT

In early 2018, the Compensation Committee reviewed compensation data for executives at peer companies with positions comparable to those held by the NEOs. This data consisted of base salary, annual cash incentive award and equity award information, as well as total direct compensation paid by each of the peer companies as reflected in their proxy statements and related public filings. Although the Committee reviewed and discussed the compensation data provided by FPL Associates to help inform its decision making process, the Committee does not set or "benchmark" compensation levels at any specific point or percentile against the peer group data. As described above, the peer group data is only one point of information taken into account by the Committee in making compensation decisions.

Except as otherwise discussed in our CD&A, with respect to the objective performance criteria that form the basis of our executive compensation program, the Compensation Committee's executive compensation decisions for 2018 were subjective and the result of the Committee's business judgment, which is informed by the experiences of the members of the Committee, input and peer group data provided by FPL Associates, and the Committee's overall assessment of executive compensation trends.

STOCK OWNERSHIP GUIDELINES

The Compensation Committee believes that ownership of HCP securities promotes our executives' focus on our long-term business objectives. Our stock ownership guidelines accordingly provide that executives at the level of executive vice president, senior managing director, or higher own minimum levels of common stock and unvested stock awards. All executives are required to achieve their mandatory holdings within five years of the adoption of the program or, as to newly hired or promoted executives, within five years of becoming subject to the guidelines.

Executive	Stock Ownership as Multiple of Base Salary
CEO	10x
Other NEOs	6x
Executive Officers (Non-NEOs)	3x

All of our NEOs who are subject to the stock ownership guidelines currently satisfy the ownership requirements.

CLAWBACK POLICY

Our Board has adopted a clawback policy that enables us to require reimbursement or cancellation of any portion of a cash or equity incentive award or other payment received by an executive officer in circumstances where the amount of the payment or award was determined based on the achievement of financial results that were subsequently the subject of an accounting restatement due to noncompliance with a financial reporting requirement under the securities laws.

ANTI-HEDGING POLICY

Our Board recognizes that hedging against losses in HCP securities may disturb the alignment between the interests of our officers and directors and those of our other stockholders. For this reason, officers, directors and employees are prohibited from entering into short sales of our common stock, trading in "puts" and "calls" or other derivative securities that relate to our common stock, and hedging or monetization transactions (such as prepaid variable forwards, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of HCP securities.

ANTI-PLEDGING POLICY

Our Board recognizes that a forced margin sale or foreclosure sale of HCP securities may negatively impact our stock price or violate our insider trading policy. Accordingly, our Board adopted a policy that prohibits officers, directors and employees from holding HCP securities in a margin account or pledging HCP securities as collateral for a loan.

NO CHANGE-IN-CONTROL TAX GROSS-UPS

None of our NEOs are entitled to a tax gross-up payment in the event they are subject to excise taxes imposed under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the "Code").

TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION

Section 162(m) of the Code generally limits the deductibility of compensation paid to our current and former executive officers that exceeds $1 million during the tax year. The Tax Cuts and Jobs Act of 2017 (the "Jobs Act") made substantial changes to Section 162(m) of the Code. Pursuant to the Jobs Act, certain awards granted before November 2, 2017, that were based upon attaining pre-established performance measures that were set by the Compensation Committee under a plan approved by our stockholders, as well as amounts payable to former executives pursuant to a written binding contract that was in effect on November 2, 2017, may qualify for an exception to the $1 million deductibility limit.

As one of the factors in its consideration of compensation matters, the Compensation Committee notes this deductibility limitation. However, the Committee generally has the flexibility to take any compensation-related actions that it determines are in the Company's and its stockholders best interest, including designing and awarding compensation for our executive officers that is not fully deductible for tax purposes. In addition, we qualify as a REIT under the Code and are not subject to federal income taxes, meaning that the payment of compensation that is not deductible under Section 162(m) does not have a material adverse consequence to us as long as we qualify as a REIT under the Code. Furthermore, there can be no assurance that any compensation will in fact be deductible.



SEAPORT CENTRE   REDWOOD CITY, CA

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE—2018

The Summary Compensation Table below quantifies the value of the different forms of compensation earned by or awarded to our NEOs for 2018, 2017 and 2016, in the manner and format required under applicable SEC rules.

Name and Principal Position(s)	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[3]	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Thomas M. Herzog	2018	1,000,000	—	4,811,330	—	2,786,250	—	22,239	8,619,819
President and Chief	2017	750,000	—	4,550,423	—	1,683,000	—	327,577	7,311,000
Executive Officer	2016	334,849	—	3,634,579	—	1,600,000	—	603,940	6,173,368
Scott M. Brinker[4]	2018	541,667	—	5,000,040	—	1,532,438	—	3,092,941	10,167,086
Executive Vice President and Chief Investment Officer									
Peter A. Scott	2018	600,000	—	1,391,169	—	1,184,156	—	411,000	3,586,325
Executive Vice President and Chief Financial Officer	2017	487,500	650,000	3,500,132	—	823,000	—	187,227	5,647,859
Thomas M. Klaritch	2018	600,000	—	1,605,089	—	1,073,813	—	11,000	3,289,902
Executive Vice President,	2017	485,156	—	1,101,069	—	1,058,000	—	10,800	2,655,025
Chief Operating Officer and Chief Development Officer	2016	400,000	—	888,836	—	591,940	—	10,600	1,891,376
Troy E. McHenry	2018	500,000	—	1,963,224[5]	—	766,219	—	11,000	3,240,443
Executive Vice President,	2017	450,000	—	1,040,142	—	529,000	—	10,800	2,029,942
General Counsel and Corporate Secretary	2016	400,000	100,000	521,828	—	400,000	—	510,600	1,932,428
Michael D. McKee[6]	2018	127,841	—	—	—	312,490	—	6,084,965	6,525,296
Former Executive	2017	750,000	—	2,311,309	—	2,118,000	—	1,200	5,180,509
Chairman	2016	500,000	—	2,579,883	—	2,000,000	—	750,000	5,829,883

[1]   The amounts reported in column (e) of the table above for each fiscal year reflect the fair value on the grant date of the RSU and PSU equity awards granted to NEOs during the fiscal year. These grant date fair values include, in each case and as applicable, both annual equity awards and any one-time equity awards, such as awards in connection with a new hire or for retention purposes as described in footnotes (4) and (5) below. For the grant date fair value of each equity award granted to an NEO in 2018, see the "Grants of Plan-Based Awards During 2018" table. These values have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of our consolidated financial statements. For a discussion of the assumptions and methodologies used to value the awards reported in column (e), see the discussion of stock awards contained in Note 14—Compensation Plans to HCP's Consolidated Financial Statements, included in our Annual Report. As to PSUs awarded to NEOs, the grant date fair value of the awards included in column (e) for the year of grant reflects the performance outcome that we believed was probable for these purposes when the awards were granted. The following table presents the grant date fair values of PSUs under two sets of assumptions: (i) that the annual performance target would be achieved, which we originally judged to be the probable outcome; and (ii) that the highest level of performance conditions would be achieved:

Name	2018 ($) Grant Date Fair Value (Based on Probable Outcome)	2018 ($) Grant Date Fair Value (Based on Maximum Performance)	2017 ($) Grant Date Fair Value (Based on Probable Outcome)	2017 ($) Grant Date Fair Value (Based on Maximum Performance)	2016 ($) Grant Date Fair Value (Based on Probable Outcome)	2016 ($) Grant Date Fair Value (Based on Maximum Performance)
Thomas M. Herzog	3,011,222	5,834,806	2,975,407	5,950,813	1,550,471	2,584,118
Scott M. Brinker	—	—				
Peter A. Scott	871,105	1,742,210	—	—	—	—
Thomas M. Klaritch	1,005,086	2,010,171	719,948	1,439,895	—	—
Troy E. McHenry	603,071	1,206,141	680,123	1,360,246	—	—
Michael D. McKee	—	—	1,511,307	3,022,613	—	—

(2) As described under "—2018 NEO Compensation—Annual Cash Incentive Compensation" in our CD&A, each of our NEOs received an annual cash incentive award for 2018, which, in each case, is reported in column (g). For Mr. McKee, the amount reported in column (g) reflects the prorated portion of his annual cash incentive award for 2018, which was paid in accordance with the terms of our Severance Plan.

(3) The 2018 amounts reported in column (i) consist of the items set forth in the following table. The amount reported for Mr. Herzog reflects commuting expenses of $11,239 to his residence in Colorado. Commencing in 2019, we will no longer reimburse Mr. Herzog for such commuting expenses. The amount reported for Mr. Scott reflects a one-time payment made to Mr. Scott in recognition of his time and efforts in respect of the Shoreline Technology Center sale, as further described under "—2018 NEO Compensation—2018 Compensation Decisions" in our CD&A. The Compensation Committee also approved relocation and related travel reimbursements for Mr. Brinker of $150,000, net of applicable withholding taxes, to reimburse out-of-pocket expenses incurred in connection with his relocation to our Irvine, California location. In 2018, we grossed up relocation and related travel expenses for Mr. Brinker so that he receives an amount after taxes that fully reimburses his out-of-pocket moving expenses. The relocation and travel column below reflects amounts actually paid for such reimbursements to account for applicable withholding taxes. We have adopted a policy that we will no longer pay tax gross-ups on executive perquisites, commencing in 2019. The amount for Mr. Brinker also reflects a make-whole payment of $2,771,703 payable to Mr. Brinker under the terms of his severance arrangement with Welltower Inc., which we were obligated to pay to Mr. Brinker pursuant to the terms of our settlement arrangement with Welltower. Information regarding severance payments to Mr. McKee is included under "—Potential Payments upon a Termination or Change in Control—Severance Arrangements."

Name	401(k) Matching Contribution ($)	Severance ($)	Accrued Vacation ($)	Relocation/ Travel ($)	Make-Whole Payment ($)	Medical Stipend ($)	Transaction Bonus ($)	Total ($)
Thomas M. Herzog	11,000	—	—	11,239	—	—	—	22,239
Scott M. Brinker	11,000	—	—	310,238	2,771,703	—	—	3,092,941
Peter A. Scott	11,000	—	—	—	—	—	400,000	411,000
Thomas M. Klaritch	11,000	—	—	—	—	—	—	11,000
Troy E. McHenry	11,000	—	—	—	—	—	—	11,000
Michael D. McKee	—	6,003,246	81,469	—	—	250	—	6,084,965

(4) Mr. Brinker was appointed as our Executive Vice President and Chief Investment Officer effective March 1, 2018. The amount listed in column (e) for Mr. Brinker reflects a one-time make-whole retentive equity award grant of RSUs to induce Mr. Brinker to accept employment with us, as described under "—2018 NEO Compensation—Transition and Retention Awards" in our CD&A.

(5) The amount listed in column (e) for Mr. McHenry includes a one-time retentive equity award grant of RSUs, as described under "—2018 NEO Compensation—Long-Term Equity Incentive Compensation—Transition and Retention Awards" in our CD&A.

(6) Compensation amounts reflect ordinary 2018 compensation, as well as amounts paid pursuant to our Severance Plan in connection with Mr. McKee's employment termination effective March 1, 2018. See "—Potential Payments upon a Termination or Change in Control—Severance Arrangements."

GRANTS OF PLAN-BASED AWARDS DURING 2018

The following table presents information regarding the incentive awards granted to our NEOs during 2018, in the manner and format required under applicable SEC rules.

Name		Grant Date	Estimated Future Payments Under Non-Equity Incentive Plan Awards			Estimated Future Payments Under Equity Incentive Plan Awards			All Other Awards Stock Awards: Number of Shares of Stock or Units (#)	Option Awards: Number of Securities Underlying Options (#)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
Thomas M. Herzog	Annual Incentive	—	1,000,000	2,000,000	3,000,000	—	—	—	—	—	—
	LTIP RSU	2/14/2018	—	—	—	—	—	—	77,172	—	1,680,034
	LTIP PSU NAREIT	2/14/2018	—	—	—	38,586	77,171	154,342	—	—	1,904,032
	LTIP PSU S&P	2/14/2018				19,293	38,586	77,172	—	—	910,194
	LTIP RSU[1]	10/3/2018	—	—	—	—	—	—	4,731	—	120,073
	LTIP PSU NAREIT[1]	10/3/2018	—	—	—	2,365	4,729	9,458	—	—	133,274
	LTIP PSU S&P[1]	10/3/2018				1,183	2,365	4,730	—	—	63,722
Scott M. Brinker	Annual Incentive	—	550,000	1,100,000	1,650,000	—	—	—	—	—	—
	Retentive Award[2]	3/1/2018	—	—	—	—	—	—	228,000	—	5,000,040
Peter A. Scott	Annual Incentive	—	425,000	850,000	1,275,000	—	—	—	—	—	—
	LTIP RSU	2/14/2018	—	—	—	—	—	—	23,889	—	520,064
	LTIP PSU NAREIT	2/14/2018	—	—	—	11,944	23,887	47,774	—	—	589,362
	LTIP PSU S&P	2/14/2018	—	—	—	5,972	11,944	23,888	—	—	281,743
Thomas M. Klaritch	Annual Incentive	—	450,000	900,000	1,350,000	—	—	—	—	—	—
	LTIP RSU	2/14/2018	—	—	—	—	—	—	27,561	—	600,003
	LTIP PSU NAREIT	2/14/2018	—	—	—	13,781	27,561	55,122	—	—	680,010
	LTIP PSU S&P	2/14/2018	—	—	—	6,891	13,781	27,562	—	—	325,076
Troy E. McHenry	Annual Incentive	—	275,000	550,000	825,000	—	—	—	—	—	—
	LTIP RSU	2/14/2018	—	—	—	—	—	—	16,539	—	360,054
	LTIP PSU NAREIT	2/14/2018	—	—	—	8,269	16,537	33,074	—	—	408,016
	LTIP PSU S&P	2/14/2018	—	—	—	4,135	8,269	16,538	—	—	195,055
	Retentive Award[2]	10/3/2018	—	—	—	—	—	—	39,405	—	1,000,099
Michael D. McKee	Annual Incentive[3]	—	118,200	236,399	354,599	—	—	—	—	—	—

[1] Represents a make-whole equity award granted in connection with the increase in Mr. Herzog's 2018 LTIP opportunity.

[2] Represents a retentive equity award which vests in equal installments over six years beginning on the second anniversary of the grant date.

[3] Represents Mr. McKee's prorated 2018 STIP opportunity based on the quantitative Company-performance based portion of his award, in accordance with the terms of our Severance Plan and his separation arrangement.

DESCRIPTION OF PLAN-BASED AWARDS

2014 PLAN

All 2018 awards reported in the above table were granted under, and are subject to, the 2014 Plan, approved by our stockholders on May 1, 2014. The Compensation Committee administers the 2014 Plan and has the authority to interpret its provisions and make all required determinations thereunder.

NON-EQUITY INCENTIVE PLAN AWARDS

Our NEOs' 2018 non-equity incentive awards reported in the above table are described under "2018 NEO Compensation—Annual Cash Incentive Compensation" in our CD&A.

EQUITY INCENTIVE AWARDS

The Grants of Plan-Based Awards During 2018 table above reflects the PSU and RSU awards granted to our eligible NEOs, as described under "2018 NEO Compensation—Long-Term Equity Incentive Compensation" and "Transition and Retention Awards" in our CD&A. Each PSU and RSU represents a contractual right to receive one share of our common stock, subject to the applicable time-based and performance-based vesting requirements.

2018 3-Year LTIP PSUs

The PSUs granted in respect of the 2018 3-Year LTIP cliff vest, if at all, subject to the achievement of performance criteria (based on forward-looking relative TSR) over a performance period from January 1, 2018 through December 31, 2020. If the employment of an NEO terminates due to death, disability or a qualified retirement or if HCP terminates the NEO without cause or the NEO terminates his or her employment for good reason, the PSUs will remain outstanding during the performance period and the eligible NEO will receive the number of units earned, if any, had the NEO remained employed with the Company until the end of the performance period. For each NEO, if there is a change in control of HCP during the performance period, the performance period for the PSUs will be shortened and performance will be determined based on such shortened period and the number of PSUs deemed to have vested based on such shortened period will accelerate and vest in connection with the change in control.

2018 Retentive LTIP RSUs

RSUs granted in respect of the 2018 Retentive LTIP vest in equal installments on the first, second and third anniversaries of the grant date subject to a performance hurdle related to normalized FFO per share for the 2018 performance period of $1.43, which we exceeded. If the NEO's employment terminates due to death, disability or a qualified retirement or if HCP terminates the NEO without cause or the NEO terminates his or her employment for good reason, the RSUs will fully vest as of the severance date. In the event of a change in control of HCP, the RSUs will be treated in accordance with the CIC Plan.

Other 2018 RSUs

In March 2018, Mr. Brinker received a one-time award of RSUs in connection with his commencement of employment. In October 2018, Mr. McHenry received a one-time retention award of RSUs. Both awards vest over six years, beginning on the second anniversary of the grant date, generally subject to the NEO's continued employment as of the applicable vesting date. The RSUs fully vest as of the severance date if the NEO's employment terminates due to death, disability or a qualified retirement or if HCP terminates his employment without cause or he terminates his employment for good reason. In the event of a change in control of HCP, the RSUs will be treated in accordance with the CIC Plan.

Other Terms

Vested RSUs and PSUs are payable in an equal number of shares of our common stock. Payment will generally be made as the units vest. The NEO does not have the right to vote or dispose of the units, but does have the right to receive dividend equivalents in the form of cash payments based on the amount of dividends paid by HCP during the term of the award on a number of shares equal to the number of outstanding and unpaid units then subject to the award. Such payments are made concurrently with the related dividends paid to our stockholders. However, dividend equivalents that would otherwise be paid during the applicable performance period with respect to the 2018 3-Year LTIP PSUs will instead accrue and be paid at the end of the performance period based on the number of units actually earned if the related threshold performance requirement for the award is satisfied (and forfeited in whole if the related threshold performance goal is not satisfied). If a change in control of HCP occurs and outstanding equity awards are to be terminated in connection with the transaction and not assumed or continued by an acquiring entity, then the outstanding equity awards will fully vest in connection with such change in control.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2018

The following table presents, in the manner and format required under applicable SEC rules, information regarding the outstanding equity awards held by each of our NEOs at December 31, 2018.

Name	Award Grant Date	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Thomas M. Herzog	10/3/2018	—	—	—	—	4,731[2]	132,137	—	—
	10/3/2018	—	—	—	—	—	—	4,729[3]	132,081
	10/3/2018	—	—	—	—	—	—	2,365[3]	66,054
	2/14/2018	—	—	—	—	77,172[2]	2,155,414	—	—
	2/14/2018	—	—	—	—	—	—	77,171[3]	2,155,386
	2/14/2018	—	—	—	—	—	—	38,586[3]	1,077,707
	2/13/2017	—	—	—	—	34,036[4]	950,625	—	—
	2/13/2017	—	—	—	—	—	—	51,054[5]	1,425,938
	2/13/2017	—	—	—	—	—	—	25,527[5]	712,969
	6/27/2016	—	—	—	—	44,835[6]	1,252,242	—	—
Scott M. Brinker	3/1/2018	—	—	—	—	228,000[7]	6,383,040	—	—
Peter A. Scott	2/14/2018	—	—	—	—	23,889[2]	667,220	—	—
	2/14/2018	—	—	—	—	—	—	23,887[3]	667,164
	2/14/2018	—	—	—	—	—	—	11,944[3]	333,596
	5/15/2017	—	—	—	—	80,390[8]	2,245,293	—	—
	2/13/2017	—	—	—	—	21,610[4]	603,567	—	—
Thomas M. Klaritch	2/14/2018	—	—	—	—	27,561[2]	769,779	—	—
	2/14/2018	—	—	—	—	—	—	27,561[3]	769,779
	2/14/2018	—	—	—	—	—	—	13,781[3]	384,903
	2/13/2017	—	—	—	—	8,236[4]	230,031	—	—
	2/13/2017	—	—	—	—	—	—	12,353[5]	345,019
	2/13/2017	—	—	—	—	—	—	6,177[5]	172,524
	2/1/2016	—	—	—	—	8,673[9]	242,237	—	—
	2/3/2014	31,759	—	33.79	2/3/2024	—	—	—	—
	1/28/2013	18,293	—	40.83	1/28/2023	—	—	—	—
	1/30/2012	14,955	—	36.23	1/30/2022	—	—	—	—
	1/27/2011	25,028	—	32.16	1/27/2021	—	—	—	—
	1/29/2010	35,014	—	24.67	1/29/2020	—	—	—	—
Troy E. McHenry	10/3/2018	—	—	—	—	39,405[10]	1,100,582	—	—
	2/14/2018	—	—	—	—	16,539[2]	461,934	—	—
	2/14/2018	—	—	—	—	—	—	16,537[3]	461,878
	2/14/2018	—	—	—	—	—	—	8,269[3]	230,953
	2/13/2017	—	—	—	—	7,780[4]	217,295	—	—
	2/13/2017	—	—	—	—	—	—	11,670[5]	325,943
	2/13/2017	—	—	—	—	—	—	5,835[5]	162,972
	2/1/2016	—	—	—	—	5,288[9]	147,694	—	—
	2/3/2014	7,727	—	33.79	2/3/2024	—	—	—	—
	1/28/2013	3,807	—	40.83	1/28/2023	—	—	—	—
	1/30/2012	3,264	—	36.23	1/30/2022	—	—	—	—
	1/27/2011	7,126	—	32.16	1/27/2021	—	—	—	—
Michael D. McKee	2/13/2017	—	—	—	—	—	—	25,932[5]	724,281
	2/13/2017	—	—	—	—	—	—	12,966[5]	362,140
	5/9/2016	—	—	—	—	26,613[11]	743,301	—	—

[1] The number of shares or units reported in column (f) reflect time-vested restricted stock awards, while the number of units or shares reported in column (h) reflect performance-based restricted stock units. The dollar amounts shown in columns (g) and (i) are determined by multiplying the number of shares or units reported in columns (f) or (h), respectively, by $27.93 (the closing price of our common stock on the last trading day of 2018).

(2)   The unvested portions of this award are scheduled to vest in three equal installments on February 14, 2019, 2020 and 2021.

(3)   Subject to the satisfaction of applicable performance criteria, the unvested portions of this award are scheduled to vest upon certification of the performance results by the Compensation Committee following the performance period ending December 31, 2020. The number of shares reported is based on the achievement of Target performance goals.

(4)   The unvested portions of this award are scheduled to vest in two equal installments on February 13, 2019 and 2020.

(5)   Subject to the satisfaction of applicable performance criteria, the unvested portions of this award are scheduled to vest upon certification of the performance results by the Compensation Committee following the performance period ending December 31, 2019. The number of shares reported is based on the achievement of Target performance goals.

(6)   The unvested portion of this award is scheduled to vest on June 27, 2019.

(7)   The unvested portions of this award are scheduled to vest in five equal installments on March 1, 2020, 2021, 2022, 2023 and 2024.

(8)   The unvested portions of this award are scheduled to vest in five equal installments on May 15, 2019, 2020, 2021, 2022 and 2023.

(9)   The unvested portion of this award vested on February 1, 2019.

(10)   The unvested portions of this award are scheduled to vest in five equal installments on October 3, 2020, 2021, 2022, 2023 and 2024.

(11)   The unvested portion of this award is scheduled to vest on May 9, 2019.

OPTION EXERCISES AND STOCK VESTED DURING 2018

The following table presents information regarding the exercise of stock options by NEOs during 2018 and the vesting of other stock awards during 2018 that were previously granted to our NEOs.

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Name				
(a)	(b)	(c)	(d)	(e)
Thomas M. Herzog	—	—	61,852	1,511,999
Scott M. Brinker	—	—	—	—
Peter A. Scott	—	—	10,805	246,354
Thomas M. Klaritch	82,532	723,806	19,136	449,704
Troy E. McHenry	—	—	11,063	258,306
Michael D. McKee[3]	—	—	52,544	1,159,810

(1)   The dollar amount shown in column (c) above for option awards is determined by multiplying the number of shares underlying the vested portion of the option award by the per share closing price of HCP common stock on the exercise date, less the exercise price per share. The values reported in the table above do not represent the actual cash value realized by the named individual upon the exercise of the option award to the extent such individual did not immediately sell the shares upon vesting.

(2)   The dollar amount shown in column (e) above for stock awards is determined by multiplying the number of shares or units, as applicable, that vested by the per share closing price of HCP common stock on the vesting date. The values reported in the table above do not represent the actual cash value realized by the named individual upon the vesting of shares to the extent such individual did not immediately sell the shares upon vesting.

(3)   For Mr. McKee, the amounts reported in columns (d) and (e) above include shares acquired upon accelerated vestings in connection with his termination of employment, in accordance with the terms of our Severance Plan. The vested shares were delivered to Mr. McKee on March 1, 2018 and September 4, 2018. See "Potential Payments upon a Termination or Change in Control—Severance Arrangements—Michael D. McKee."

POTENTIAL PAYMENTS UPON A TERMINATION OR CHANGE IN CONTROL

The following section describes the benefits that may become payable to our NEOs in connection with a termination of their employment with HCP and/or a change in control of HCP. You should read this section in combination with "Description of Plan-Based Awards—Equity Incentive Awards" above, which describes the treatment of outstanding equity-based awards held by our NEOs upon a termination or change in control of HCP.

SEVERANCE PLANS

EXECUTIVE SEVERANCE PLAN

We provide competitive severance benefits to attract and retain key employees with outstanding talent and ability. The Compensation Committee determined that the adoption of the Severance Plan in lieu of entering into individual employment agreements with our executives was consistent with compensation best practices. Severance benefits are appropriate in light of severance protections available to executives at our peer group companies and are an important component of each executive's overall compensation as they help us to attract and retain our key executives who could have other job alternatives that may appear to them to be more attractive absent these protections. See "Compensation Policies and Practices—Policy Regarding Executive Employment Agreements" in our CD&A.

The Severance Plan is intended to provide severance benefits to employees who are selected by the Compensation Committee to participate, including each NEO, upon a termination of employment by us without "cause" (as defined in the Severance Plan) other than in circumstances in which the participant would receive benefits under the CIC Plan (described under "—Executive Change in Control Severance Plan" below), as set forth below:

Severance Benefit	Amount
Cash Severance Installment Payments	Two times the sum of: ■ Base salary, plus ■ Target level annual cash incentive award for the year of termination
Lump Sum of Estimated Cost of Healthcare Coverage	Cash payment in lieu of COBRA premiums for two years
Annual Cash Incentive Award	Prorated annual incentive award, payable based on actual performance at time award would have been paid if NEO had not terminated employment
Service-Based Equity Awards	■ Stock options fully vested ■ RSU awards continue to vest according to their terms for 24 months, after which any remaining unvested portion will become fully vested
Performance-Based Equity Awards	Continue vesting in accordance with their terms with respect to the performance requirements (although such awards will become fully vested with respect to any time-based vesting requirement)

An NEO's right to receive benefits under the Severance Plan is subject to his or her execution of a general release of claims against us, and his or her agreement to an indefinite confidentiality covenant and 12-month post-termination non-solicitation and non-competition restrictive covenants. Payments (or benefits payable) to an NEO under the Severance Plan will, to the extent applicable, either be reduced to avoid excise taxes under Sections 280G and 4999 of the Code or be paid in full (with the NEO paying any such excise taxes), whichever option places the NEO in the best after-tax position.

EXECUTIVE CHANGE IN CONTROL SEVERANCE PLAN

All of our current officers are participants in the CIC Plan. Under the CIC Plan, if a change in control of HCP occurs during the term of the CIC Plan and a participant's employment with HCP is terminated by HCP without cause or by the participant for good reason within the two-year period following the change in control, the participant will generally be entitled to receive the following benefits:

Severance Benefit	Amount
Lump Sum Cash Severance Payment	Two times (three times for CEO) the sum of: ■ Base salary, plus ■ Target level annual cash incentive award for the year of termination
Lump Sum of Estimated Cost of Healthcare Coverage	Cash payment in lieu of COBRA premiums for two years (three years for CEO)
Annual Cash Incentive Award	Prorated target annual incentive award
Retirement Plan Benefits	■ Full vesting of any non-qualified retirement plan benefits ■ Cash payment equal to unvested benefits under 401(k) Plan
Service-Based Equity Awards	Full vesting; options remain exercisable for one year (two years for CEO) or upon earlier expiration
Performance-Based Equity Awards	Continue vesting in accordance with their terms with respect to the performance requirements, unless otherwise noted in agreement (although such awards will become fully vested with respect to any time-based vesting requirement)

For these purposes, the terms "cause," "good reason" and "change in control" are each defined in the CIC Plan.

A participant's right to receive benefits under the CIC Plan is subject to the execution of a release of claims in favor of HCP upon the termination of the participant's employment. Participants are also subject to an indefinite confidentiality covenant and 12-month post-termination non-solicitation and non-competition restrictive covenants under the CIC Plan. Participants in the CIC Plan are not entitled to tax gross-ups under the CIC Plan or any other agreement with the Company.

SEVERANCE ARRANGEMENTS

Michael D. McKee

On March 1, 2018, Michael D. McKee's employment with the Company terminated. Mr. McKee was entitled to receive severance benefits pursuant to the Severance Plan, subject to the execution of a general release of claims against the Company. Accordingly, Mr. McKee was entitled to receive cash severance in the amount of $6,003,246 to be paid over 24 months following his separation date. Additionally, Mr. McKee was entitled to receive a prorated 2018 cash incentive bonus payment with respect to the company performance-based portion of his 2018 STIP opportunity, in the amount of $312,490, which was paid to him in February 2019.

Pursuant to the terms of the Severance Plan, as well as the contractual terms of the equity award agreements governing the awards, Mr. McKee's unvested equity awards vest as follows: (i) RSUs granted on May 9, 2016, will remain outstanding and continue to vest and be settled in accordance with the original vesting schedule; (ii) PSUs granted on February 13, 2017, will remain outstanding and may vest and be settled based on the Company's TSR performance during the performance period; and (iii) RSUs granted on February 13, 2017, vested in full upon his departure at a value of $379,125 based on a closing stock price of $21.93 on March 1, 2018, the date the vesting of the RSUs accelerated.

ESTIMATED SEVERANCE AND CHANGE-IN-CONTROL BENEFITS

SEVERANCE BENEFITS

The following table presents our estimate of the amount of the benefits to which the NEOs would have been entitled had their employment terminated under the indicated circumstances pursuant to the terms of the Severance Plan on December 31, 2018. The chart assumes that the executive would not be entitled to receive the benefits provided under the CIC Plan in connection with such a termination of employment.

	Termination by HCP Without Cause[1]				Termination Due to Executive's Retirement, Death or Disability[1]			
Name	Cash Severance ($)[2]	Continuation of Health/Life Benefits ($)[3]	Equity Acceleration ($)[4]	Total ($)	Cash Severance ($)	Continuation of Health Benefits ($)[3]	Equity Acceleration ($)[4]	Total ($)
Thomas M. Herzog	8,786,250	30,427	10,060,554	18,877,231	—	—	10,060,554	10,060,554
Scott M. Brinker	5,032,438	65,773	6,368,040	11,466,251			6,368,040	6,368,040
Peter A. Scott	4,084,156	42,168	4,516,840	8,643,164	—	—	4,516,840	4,516,840
Thomas M. Klaritch	4,073,813	30,427	2,914,272	7,018,512	—	—	2,914,272	2,914,272
Troy E. McHenry	2,866,219	65,773	3,109,251	6,041,243	—	—	3,109,251	3,109,251

[1] Mr. McKee has been omitted from this table as his employment was terminated prior to December 31, 2018. Information regarding payments to Mr. McKee in connection with his termination is included above under "—Severance Arrangements."

[2] As described above under "—Severance Plans—Executive Severance Plan" and as quantified in this column, the Severance Plan provides for a cash severance payment in the event of a qualifying termination of employment based on a multiple of base salary and annual bonus. For purposes of the Severance Plan, the annual bonus component of the severance payment is based on such individual's target bonus amount in effect on the date of termination. Additionally, the Severance Plan provides for the payment of a pro-rated annual cash incentive amount for the year of termination, which, assuming a termination on December 31, 2018, would have resulted in the following awards (based on actual performance for the performance period): Mr. Herzog, $2,786,250; Mr. Brinker, $1,532,438; Mr. Scott, $1,184,156; Mr. Klaritch, $1,073,813; and Mr. McHenry, $766,219.

[3] These amounts represent the amounts that would be paid to the individual for the estimated aggregate cost of the premiums that would be charged to each individual to continue health coverage pursuant to COBRA for such individual and his or her eligible dependents (to the extent that such dependents were receiving health benefits prior to the individual's termination date) for a period of two years.

[4] These columns report the intrinsic value of the unvested portions of the executive's equity awards that would accelerate in the circumstances described above. For RSU awards, this value is calculated by multiplying $27.93 (the closing price of our common stock on the last trading day of 2018) by the number of units subject to the portion of the award that would have accelerated. We have included the value related to accelerated vesting of awards in the table above assuming the performance-based vesting requirements were satisfied at target levels.

CHANGE-IN-CONTROL SEVERANCE BENEFITS

The following table presents our estimate of the benefits to which each of the NEOs would have been entitled had a change in control occurred on December 31, 2018 (and, as applicable, the executive's employment with HCP had terminated under the circumstances described above on such date before any excise-tax reduction under our CIC Plan described above).

Name[1]	Cash Severance ($)[2]	Continuation of Health/Life Benefits ($)[3]	Equity Acceleration ($)[4]	Total ($)
Thomas M. Herzog	11,786,250	45,641	10,060,554	21,892,444
Scott M. Brinker	5,032,438	65,773	6,368,040	11,466,251
Peter A. Scott	4,084,156	42,168	4,516,840	8,643,164
Thomas M. Klaritch	4,073,813	30,427	2,914,272	7,018,512
Troy E. McHenry	2,866,219	65,773	3,109,251	6,041,243

[1]   Mr. McKee has been omitted from this table as his employment was terminated prior to December 31, 2018. Information regarding payments to Mr. McKee in connection with his termination is included above under "—Severance Arrangements."

[2]   As described above under "—Severance Plans—Executive Change in Control Severance Plan" and as quantified in this column, the CIC Plan provides for a cash severance payment in the event of a qualifying termination of employment. Additionally, the CIC Plan provides for the payment of a pro-rated annual cash incentive amount for the year of termination, which, assuming a termination on December 31, 2018, would have resulted in the following awards (based on actual performance for the performance period): Mr. Herzog, $2,786,250; Mr. Brinker, $1,532,438; Mr. Scott, $1,184,156; Mr. Klaritch, $1,073,813; and Mr. McHenry, $766,219.

[3]   These amounts represent the amounts that would be paid to the individual for the estimated aggregate cost of the premiums that would be charged to each individual to continue health coverage pursuant to COBRA for such individual and his or her eligible dependents (to the extent that such dependents were receiving health benefits prior to the individual's termination date) for a period of three years for Mr. Herzog and two years for each of the other listed NEOs.

[4]   See footnote (4) to the preceding table under "—Severance Benefits" for the manner of calculating equity acceleration value. As to the RSUs awarded to all of the NEOs during 2018 reported in the Grants of Plan-Based Awards During 2018 table that are subject to both time-based and performance-based vesting requirements, the time-based vesting requirements would be waived but the awards would continue to be subject to the performance-based vesting requirements if the executive's employment had terminated under the circumstances described above. We have included the value related to accelerated vesting of awards in the table above assuming the performance-based vesting requirements were satisfied at target levels. If awards had been terminated and not assumed or continued in connection with a change in control of HCP, the equity acceleration value would be provided in connection with such termination of the awards and would not be provided again if the NEO's employment subsequently terminated.

PAY RATIO

The following pay ratio and supporting information compares the annual total compensation of our CEO and the annual total compensation of our employees other than our CEO, as required by Section 953(b) of the Dodd-Frank Act. The pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

For 2018, our last completed fiscal year:

- The annual total compensation of our median employee was $156,921; and
- The annual total compensation of our CEO, as reported in the Summary Compensation Table, was $8,619,819.

Based on the foregoing, the estimated ratio of the annual total compensation of our CEO to the annual total compensation of our median employee was approximately 55:1. To determine the pay ratio, we took the steps outlined below.

We determined that as of December 31, 2018, our employee population (excluding our CEO) consisted of 212 individuals, all of whom were located in the United States. This population consists of our full-time and temporary employees, as well as independent contractors for whom we establish compensation. We did not have any seasonal employees. We excluded independent contractors whose compensation is determined by an unaffiliated third party.

To identify the median employee, we computed each employee's annual compensation consisting of annual base salary as well as all cash bonuses and the grant date value of equity awards granted during the year, as applicable. For these purposes, we annualized the base salary and cash bonuses of employees who did not work for us for the entire year, other than temporary employees. We did not make any cost of living adjustments. Of the two employees straddling the median, we selected the employee with the lower annual compensation as our median employee.

Once we identified our median employee, we calculated that employee's annual total compensation for 2018 in accordance with the requirements of the SEC's rules for calculating the "total" compensation of each of our NEOs for 2018 for purposes of the Summary Compensation Table above. With respect to our CEO, we used the amount reported as total compensation in the Summary Compensation table. Any adjustments, estimates and assumptions used to calculate our CEO's total annual compensation are described in the footnotes to the Summary Compensation Table.

This pay ratio is an estimate calculated in a manner consistent with SEC rules based on the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.


Rendering

THE SHORE AT SIERRA POINT   SOUTH SAN FRANCISCO, CA

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth, for each of the Company's equity compensation plans, the number of shares of common stock subject to outstanding awards, the weighted average exercise price of outstanding options and the number of shares remaining available for future award grants as of December 31, 2018.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,512,360[1]	34.24[2]	31,416,602[3]
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	**2,512,360**	**34.24**	**31,416,602**

[1] Of these shares, 814,530 were subject to outstanding stock options and 1,697,830 were subject to outstanding RSUs (including outstanding PSUs, which are presented at their Target level of performance).

[2] This weighted average exercise price does not reflect the 1,697,830 shares that will be issued upon the vesting of outstanding RSUs (including outstanding PSUs, which are presented at their Target level of performance).

[3] Of the aggregate number of shares that remained available for issuance as of December 31, 2018, all were available under the 2014 Plan. Subject to certain express limits of the 2014 Plan, shares available for award purposes under the 2014 Plan generally may be used for any type of award authorized under that plan including options, stock appreciation rights and other forms of awards granted or denominated in shares of our common stock including, without limitation, stock bonuses, restricted stock, RSUs and PSUs.



EAST MESA   MESA, AZ

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS AND MANAGEMENT

The following table sets forth certain information as of March 4, 2019 (unless otherwise indicated) regarding the beneficial ownership, as that term is defined in Rule 13d-3 under the Exchange Act, of shares of our common stock by: (i) each person known to beneficially own more than 5% of our outstanding common stock, (ii) each director and nominee for election as director; (iii) each of the NEOs and (iv) all current directors and executive officers as a group. This table is based on Company records and information supplied to us by our executive officers, directors and principal stockholders or included in a Schedule 13G, or an amendment thereto, filed with the SEC.

Name of Beneficial Owner	Shares Beneficially Owned[1]		
	Number of Shares	Number of Options/RSUs[2]	Percent of Class[3]
Greater than 5% Stockholders			
The Vanguard Group, Inc. and affiliates[4]	76,331,043	—	15.98%
100 Vanguard Boulevard			
Malvern, PA 19355			
BlackRock, Inc.[5]	46,146,172	—	9.70%
55 East 52nd Street			
New York, NY 10055			
State Street Corporation[6]	28,447,722	—	6.00%
State Street Financial Center			
One Lincoln Street			
Boston, MA 02111			
Directors			
Thomas M. Herzog[7]	82,369[8]	—	*
Brian G. Cartwright	17,495	6,375	*
Christine N. Garvey	22,581[9]	6,375	*
R. Kent Griffin, Jr.	24,200	6,375	*
David B. Henry	48,891	6,375	*
Lydia H. Kennard	—	6,375	*
Peter L. Rhein	31,420[9]	6,375	*
Katherine M. Sandstrom	—	—	*
Joseph P. Sullivan	75,837[10]	6,375	*
Named Executive Officers			
Scott M. Brinker	—	—	*
Peter A. Scott	19,118	—	*
Thomas M. Klaritch	173,023	125,049	*
Troy E. McHenry	30,501	21,924	*
Michael D. McKee[11]	205,166[12]	—	*
All current directors and executive officers as a group (16 persons)	**621,163**	**244,932**	*

*   Less than 1%

[1]   Except as otherwise noted and subject to applicable community property laws, each individual has sole voting and investment power with respect to the shares listed.

[2]   For the Independent Directors, consists of shares represented by unvested RSU awards that will vest within 60 days of March 4, 2019, and, for Ms. Garvey and Messrs. Henry, Rhein and Sullivan, who are retirement eligible, includes additional shares represented by unvested RSU awards that will automatically vest upon a qualified retirement (as defined in the applicable award agreement). For executive officers, consists of shares issuable upon exercise of outstanding stock options that are currently vested.

(3) Unless otherwise indicated, based on 477,927,580 shares outstanding as of March 4, 2019. In addition, for purposes of computing the percentage of shares held by an individual, the number of shares outstanding includes (i) shares issuable within 60 days following March 4, 2019, upon exercise of outstanding stock options and (ii) shares represented by unvested RSUs that will vest within 60 days of March 4, 2019, or upon the individual's qualified retirement, but, in each case, such shares are not included in the number of shares outstanding for purposes of computing the percentage of shares held by any other person.

(4) Share and beneficial ownership information for The Vanguard Group, Inc. ("Vanguard") is given as of December 31, 2018, and was obtained from a Schedule 13G/A filed on February 11, 2019, with the SEC. According to the Schedule 13G/A, Vanguard has sole voting power over 965,091 shares, shared voting power over 664,355 shares, sole dispositive power over 75,132,566 shares and shared dispositive power over 1,198,477 shares of our common stock. The Schedule 13G/A states that Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd., each a wholly-owned subsidiary of Vanguard, are the beneficial owners of 403,455 and 1,356,658 shares, respectively, as a result of serving as investment managers of collective trust accounts and of Australian investment offerings, respectively. The number of shares reported as beneficially owned by Vanguard in the Schedule 13G/A includes 22,360,130 shares, representing 4.68% of our outstanding common stock, that Vanguard Specialized Funds—Vanguard REIT Index Fund ("Vanguard REIT Fund") separately reported as beneficially owned in a Schedule 13G/A filed on January 31, 2019, with the SEC. According to Vanguard REIT Fund's Schedule 13G/A, Vanguard REIT Fund has sole voting power over 22,360,130 shares and no dispositive power over any shares of our common stock.

(5) Share and beneficial ownership information for BlackRock, Inc. ("BlackRock") is given as of December 31, 2018, and was obtained from a Schedule 13G/A filed on February 4, 2019, with the SEC. According to the Schedule 13G/A, BlackRock has sole voting power over 42,042,709 shares and sole dispositive power over 46,146,172 shares of our common stock. The Schedule 13G/A states that various persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of our common stock, but that no one person's interest in our common stock is more than 5% of the total outstanding common shares.

(6) Share and beneficial ownership information for State Street Corporation ("State Street") is given as of December 31, 2018, and was obtained from a Schedule 13G filed on February 14, 2019, with the SEC. According to the Schedule 13G, State Street has shared voting power over 25,606,822 shares and shared dispositive power over 28,443,621 shares of our common stock.

(7) Mr. Herzog is also an NEO.

(8) As of March 8, 2019, all shares were held in a family trust.

(9) Consists of shares held in a family trust.

(10) Includes 1,622 shares held in a family trust.

(11) Mr. McKee's employment as Executive Chairman terminated effective March 1, 2018. Beneficial ownership information is based on information contained in the last Form 4 filed by Mr. McKee with the SEC prior to March 5, 2018, adjusted to give effect to subsequent transactions through March 4, 2019, of which we are aware.

(12) Consists of 22,700 shares held in family limited liability companies, with the remaining shares held in a family trust.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers and beneficial owners of more than 10% of our equity securities to file reports of initial ownership and reports of changes in ownership of our equity securities with the SEC. Based on a review of the reports furnished to us, as well as the written responses to annual directors' and officers' questionnaires, where applicable, we believe that during 2018 all reports they were required to file under Section 16(a) were timely filed.

PROPOSAL 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AUDITOR EVALUATION AND APPOINTMENT

Our Audit Committee is responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm that audits the Company's financial statements and internal control over financial reporting. The Audit Committee has appointed Deloitte to continue to serve as HCP's independent registered public accounting firm for the year ending December 31, 2019. Deloitte has served as HCP's independent registered public accounting firm since March 3, 2010.

The Audit Committee annually reviews Deloitte's performance and independence in deciding whether to engage a different independent registered public accounting firm. In the course of these reviews, the Committee considers, among other things:

- Deloitte's independence from the Company and management, including any factors that may impact Deloitte's objectivity
- Deloitte's qualifications and capability in handling all aspects of the Company's operations
- The desired balance of Deloitte's experience and fresh perspective occasioned by mandatory audit partner rotation
- The experience, qualifications and performance of our existing audit engagement team
- Any issues raised by the Public Company Accounting Oversight Board's ("PCAOB") most recent quality control review of Deloitte
- The quality and candor of Deloitte's communications with the Committee and management
- Deloitte's quality control procedures
- The quality and effectiveness of Deloitte's historical and recent audit plans and performance on our audit
- The advisability and potential impact of selecting a different independent public accounting firm

Following this review, the Audit Committee believes that Deloitte's continued engagement as our independent registered public accounting firm is in the best interests of the Company for the following reasons:

EXPERIENCE AND EFFICIENCY

Enhanced audit quality. Through years of experience, Deloitte has gained significant institutional knowledge of our business and operations, accounting policies and practices, and internal control over financial reporting.

Effective audit plans and efficient fee structures. Deloitte's knowledge of our business and control framework enables it to design effective audit plans that cover key risk areas while capturing cost efficiencies in audit scope and internal control testing.

Maintaining continuity avoids disruption. Bringing on a new auditor, without reasonable cause, would require extensive education and a significant period of time for the new auditor to reach a comparable level of knowledge and familiarity with our business and control framework.

STRONG INDEPENDENCE CONTROLS

Thorough Committee oversight. The Audit Committee believes that any concerns with Deloitte's tenure are mitigated by the Audit Committee's oversight, which includes ongoing engagement with Deloitte and a comprehensive annual review process.

Robust pre-approval policies and limits on non-audit services. The Audit Committee must preapprove all audit and non-audit services performed by Deloitte, including the types of services to be provided and the estimated fees relating to those services.

Deloitte's strong internal independence procedures and regulatory framework. Deloitte conducts periodic internal quality reviews of its audit work and rotates lead partners every five years. Deloitte is also subject to PCAOB inspections, peer reviews, and PCAOB and SEC oversight.

AUDIT AND NON-AUDIT FEES

The following table shows information about the respective fees billed by Deloitte during or related to the fiscal years ended December 31, 2018 and 2017 (in thousands).

	2018	2017
Audit Fees[1]	$2,477	$2,454
Audit-Related Fees[2]	526	303
Tax Fees:		
Tax Compliance[3]	727	981
Tax Planning and Tax Advice[4]	1,090	965
All Other Fees	—	—
Total	**$4,820**	**$4,703**

[1]   Audit fees include fees and out-of-pocket expenses billed for the audit of our annual consolidated financial statements and internal control over financial reporting, the review of interim consolidated financial statements included in our Quarterly Reports on Form 10-Q, and other SEC registration statement and consent services.

[2]   Audit-related fees include fees for the separate audits of our consolidated subsidiaries.

[3]   Tax compliance fees primarily involve the preparation or review of tax returns.

[4]   Tax planning and tax advice fees encompass a diverse range of services, including tax advice related to acquisitions and investments, consultation regarding the impact of proposed actions/activities on REIT qualification, and consultation regarding the foreign, federal, state and local tax issues related to various transactions.

POLICY ON PRE-APPROVAL OF AUDIT AND PERMITTED NON-AUDIT SERVICES

Pursuant to its charter and good corporate governance practices, the Audit Committee must pre-approve all audit and permitted non-audit services performed by Deloitte and all related fees. The Audit Committee has delegated its pre-approval authority to its Chair, provided that the Chair presents any pre-approvals related to audit and permitted non-audit services to the Audit Committee at its next scheduled meeting. The Audit Committee considered whether the provision of proposed non-audit services by Deloitte to the Company was compatible with maintaining the audit firm's independence and concluded that Deloitte's independence was not compromised by the provision of such services and pre-approved all services provided by Deloitte in 2018 and 2017.

VOTING STANDARD

We are asking our stockholders to ratify the appointment of Deloitte as our independent registered public accounting firm for 2019. Ratification requires the affirmative vote of a majority of the votes cast on this proposal at the Annual Meeting.

Although ratification is not required by our organizational documents or otherwise, our Board is submitting the appointment of Deloitte to our stockholders as a matter of good corporate governance practices. If the appointment is not ratified, the Audit Committee will consider whether it is appropriate to select another independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company.

A representative of Deloitte is expected to attend the Annual Meeting and will have an opportunity to make a statement and be available to respond to appropriate questions.

✔ Our Board unanimously recommends a vote **FOR** ratification of the appointment of Deloitte as our independent registered public accounting firm for 2019

AUDIT COMMITTEE REPORT

The Audit Committee currently consists of four members: Messrs. Rhein (Chair) and Griffin and Mses. Garvey and Kennard. The Board has determined that all Audit Committee members are independent under applicable NYSE and SEC rules and, other than Ms. Kennard, all are financial experts. The Audit Committee has certain duties and powers as described in its written charter adopted by the Board. A copy of the charter can be found on the Company's website at *www.hcpi.com/charters*.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, preparing the financial statements and the public reporting process. Deloitte, the Company's independent registered accounting firm for 2018, is responsible for expressing opinions on the conformity of the Company's audited consolidated financial statements with generally accepted accounting principles and on the Company's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with management and Deloitte the audited consolidated financial statements for the fiscal year ended December 31, 2018, Deloitte's evaluation of our internal control over financial reporting significant accounting policies and practices and management judgments and estimates. The Audit Committee has discussed with Deloitte the matters required to be discussed by Auditing Standard 1301, "Communications with Audit Committees" issued by the PCAOB. The Audit Committee also received the written disclosures and the letter from Deloitte required by applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence. In addition, the Audit Committee has discussed with Deloitte any relationships that may impact its objectivity and independence and satisfied itself as to Deloitte's independence.

Based on the Audit Committee's review of the audited consolidated financial statements and the review and discussions described in the foregoing paragraph, the Audit Committee recommended to the Board that the audited consolidated financial statements for the fiscal year ended December 31, 2018, be included in the Annual Report, as filed with the SEC.

Audit Committee of the Board of Directors

Peter L. Rhein (Chair)
Christine N. Garvey
R. Kent Griffin, Jr.
Lydia H. Kennard



OYSTER POINT II   SOUTH SAN FRANCISCO, CA

ADDITIONAL INFORMATION ABOUT THE ANNUAL MEETING

VOTING AT THE ANNUAL MEETING

GENERAL INFORMATION

Stockholders of record of our common stock as of the close of business on March 4, 2019, the record date for the Annual Meeting, are entitled to notice of and to vote at the Annual Meeting. As of the close of business on the record date, there were 477,927,580 shares of our common stock outstanding and eligible to vote at the Annual Meeting. There is no other class of voting securities outstanding. Each share of common stock entitles its holder to one vote at the Annual Meeting. To have a quorum at the Annual Meeting, the holders of a majority of the shares of our common stock entitled to vote at the Annual Meeting must be present in person or represented by proxy.

VOTING OPTIONS AND BOARD RECOMMENDATIONS

01

Election of Directors
Our board believes that the seven director nominees represent a breadth of qualifications, as well as diverse perspectives, to provide effective leadership, oversight and guidance.

Our Board recommends a vote **FOR** each director nominee

See page **7**

02

Approval, on an Advisory Basis, of 2018 Executive Compensation
Our executive compensation program links pay to performance and is designed to create greater alignment with the interests of our stockholders and promote the creation of long-term value.

Our Board recommends a vote **FOR** this proposal

See page **60**

03

Ratification of Appointment of Independent Registered Public Accounting Firm
Deloitte has been appointed as our independent registered public accounting firm for 2019 to be ratified by our stockholders.

Our Board recommends a vote **FOR** this proposal

See page **58**

VOTING VIA THE INTERNET, TELEPHONE OR MAIL

You may submit your proxy or voting instructions via the Internet, by telephone or by mail, depending on the manner in which you receive your proxy materials. If you received a Notice of Internet Availability by mail, you can submit a proxy or voting instructions via the Internet by following the instructions provided in the Notice of Internet Availability. If you received a printed set of the proxy materials by mail, you may submit a proxy or voting instructions via the Internet, by telephone (if available) or by mail by following the instructions on the proxy card or voting instruction form.

If you are a stockholder of record voting by telephone or the Internet, your proxy must be received by 8:59 p.m. Pacific Time (11:59 p.m. Eastern Time) on April 24, 2019, in order for your shares to be voted at the Annual Meeting. However, if you are a stockholder of record submitting a proxy card by mail, you may instead mark, sign and date the proxy card you received and return it in the accompanying prepaid and addressed envelope so that it is received by us before the Annual Meeting. If you hold your shares in street name, please provide your voting instructions to the bank, broker or other nominee who holds your shares by the deadline specified by such bank, broker or nominee.

VOTING IN PERSON

All stockholders of record may vote in person at the Annual Meeting by written ballot. However, if you are the beneficial owner of shares held in street name through a bank, broker or other nominee, you may not vote your shares at the Annual Meeting unless you obtain a "legal proxy" from the bank, broker or nominee that holds your shares giving you the right to vote the shares at the Annual Meeting.

Even if you plan to attend the Annual Meeting, we recommend that you submit your proxy or voting instructions in advance to authorize the voting of your shares at the Annual Meeting so that your vote will be counted if you later are unable to attend. If you later attend the Annual Meeting and vote in person, your previously submitted proxy or voting instructions will not be used.

HOW YOUR SHARES WILL BE VOTED

Your shares will be voted as you specify in your proxy or voting instructions. Although our Board does not know of any business to be considered at the Annual Meeting other than the three proposals described in this proxy statement, if any other business properly comes before the Annual Meeting, a stockholder's properly submitted proxy gives authority to the proxy holder to vote on those matters in his or her discretion. If you are a stockholder of record and properly submit a proxy but do not specify your voting choice on one or more of the items listed in the notice of meeting, your shares will be voted as recommended by our Board on those items.

If you hold your shares in street name through a brokerage account and you do not submit voting instructions to your broker, your broker will not be authorized to vote your shares on any of the matters at the Annual Meeting, other than Proposal No. 3 (the ratification of the appointment of Deloitte as our independent registered public accounting firm for 2019). If your broker exercises its discretion to vote on Proposal No. 3 at the Annual Meeting, your shares will constitute "broker non-votes" on each of the other items at the Annual Meeting.

EFFECT OF ABSTENTIONS AND BROKER NON-VOTES

Abstentions will be counted as present and entitled to vote for purposes of determining the presence of a quorum but will not be counted as votes cast for purposes of determining the outcome of any proposal.

Broker non-votes on Proposal No. 1 (election of directors) and Proposal No. 2 (approval of 2018 executive compensation) will be counted as present and entitled to vote for the purpose of determining the presence of a quorum at the Annual Meeting, but will not be counted as votes cast for purposes of determining the outcome of such proposals.

REVOKING OR CHANGING YOUR VOTE

If you are a stockholder of record, you may revoke your proxy at any time before it is voted at the Annual Meeting by delivering a written notice of revocation to our Corporate Secretary at our principal executive offices, by submitting a later-dated proxy via the Internet, by telephone or by mail by the applicable deadline provided under "Voting Via the Internet, Telephone or Mail," or by voting in person at the Annual Meeting. If your shares are held in street name through a bank, broker or other nominee, you may revoke any previous voting instructions by submitting new voting instructions to your bank, broker or nominee by the specified deadline or by attending the Annual Meeting and voting in person. You must obtain a "legal proxy" from your bank, broker or other nominee to give you the right to vote your street name shares at the Annual Meeting. Attendance at the Annual Meeting will not by itself constitute a revocation of any proxy or voting instructions.

ADDITIONAL ANNUAL MEETING INFORMATION

DELIVERY OF PROXY MATERIALS

We may satisfy SEC rules regarding delivery of proxy materials, including our proxy statements and Annual Reports by delivering only one set of proxy materials to multiple stockholders that share the same address, unless we have received contrary instructions in writing. This "householding" process can result in meaningful cost savings for us and is consistent with our commitment to sustainability by reducing the environmental impact of printing and mailing paper copies. Upon oral or written request, we will deliver promptly a separate copy of proxy materials to a stockholder at a shared address to which a single copy of the proxy materials was delivered. If your shares are registered in your own name, you may request a separate copy of the proxy materials for this Annual Meeting or for future meetings of HCP stockholders by notifying Broadridge toll-free at 1-866-540-7095 or writing to Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, NY, 11717. If you are a street name holder, please contact the broker, bank or other nominee that holds your shares to request a separate copy of proxy materials.

In the future, stockholders of record can avoid receiving duplicate mailings by following the instructions on the Internet at www.proxyvote.com. If you hold your shares in street name and you would like to receive only one copy of the proxy materials in the future, you should contact your bank, broker or other nominee.

FINANCIAL STATEMENTS

Our Annual Report containing audited consolidated financial statements accompanies this proxy statement. Upon the written request of any person solicited hereby, we will provide a copy of our Annual Report to such person, without charge. Requests should be directed to our Corporate Secretary at HCP, Inc., 1920 Main Street, Suite 1200, Irvine, California 92614.

INSPECTOR OF ELECTIONS

Votes cast by proxy or in person at the Annual Meeting will be counted by a representative of Broadridge Financial Solutions, Inc., the appointed inspector of elections for the Annual Meeting. In connection with the duties as inspector of elections, Broadridge's representative will also determine whether a quorum is present, evaluate the validity of proxies and ballots and certify the voting results.

PROXY SOLICITATION

We will bear all costs of the solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors and officers of HCP, without receiving any additional compensation, may solicit proxies personally or by telephone, email or other electronic means. We will request brokerage houses, banks and other custodians or nominees holding stock in their names for others to forward proxy materials to their customers or principals who are the beneficial owners of shares of our common stock and will reimburse them for their expenses in doing so. We have retained the services of Georgeson, Inc. to assist in the solicitation of proxies for a fee of $10,000 plus reasonable out-of-pocket expenses. We may engage Georgeson for additional solicitation work and incur fees greater than $10,000, depending on a variety of factors, including preliminary voting results.

VOTING RESULTS

We intend to announce preliminary voting results at the Annual Meeting and disclose final voting results in a Current Report on Form 8-K to be filed with the SEC within four business days following the Annual Meeting.



LONE PEAK EMERGENCY CENTER   DRAPER, UT

OTHER MATTERS

2020 STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

We expect to hold our 2020 annual meeting of stockholders on or about April 23, 2020.

PROPOSALS TO BE INCLUDED IN 2020 PROXY MATERIALS

Any stockholder that desires to have a proposal considered for presentation at the 2020 annual meeting of stockholders, and included in HCP's proxy materials used in connection with our 2020 annual meeting, must submit the proposal in writing to our Corporate Secretary so that it is received no later than November 15, 2019. The proposal must also comply with the requirements of Rule 14a-8 under the Exchange Act.

PROXY ACCESS NOMINATIONS

Any stockholder (or group of no more than 25 stockholders) meeting the Company's continuous ownership requirements set forth in our Bylaws that wishes to nominate candidates for election to our Board for inclusion in our proxy materials for our 2020 annual meeting of stockholders must provide written notice to our Corporate Secretary no earlier than October 16, 2019, nor later than November 15, 2019. Other specifics regarding the foregoing proxy access right, including the required content of the notice and certain other eligibility and procedural requirements, can be found in Section 8 of Article II of our Bylaws.

NOMINATIONS OR PROPOSALS NOT INCLUDED IN 2020 PROXY MATERIALS

If a stockholder seeks to nominate a candidate for election or to propose business for consideration at our 2020 annual meeting but not have it included in our proxy materials for the 2020 annual meeting, we must receive notice of the proposal or director nomination no earlier than January 26, 2020, and no later than February 25, 2020. If we change the date of our 2020 annual meeting to a date that is before March 26, 2020, or after June 24, 2020, however, notice of any proposal or director nomination must instead be delivered not earlier than the ninetieth (90th) day and not later than the close of business on the later of the sixtieth (60th) day prior to our 2020 annual meeting, or the tenth (10th) day following the day on which we publicly announce the date of our 2020 annual meeting. If the notice is not received between these dates or does not satisfy the additional notice requirements set forth in Article II, Section 7(a) of our Bylaws, the notice will be considered untimely and will not be acted upon at our 2020 annual meeting.

Proposals, nominations and notices should be directed to the attention of the Corporate Secretary, HCP, Inc., 1920 Main Street, Suite 1200, Irvine, California 92614.

STOCKHOLDER RECOMMENDATIONS

Stockholders may also recommend director candidates for our Board's consideration. The Governance Committee will consider director candidates properly recommended by stockholders in the same manner as recommendations received from other sources. Stockholder recommendations must be submitted in writing to the Chair of the Committee, c/o HCP, Inc., 1920 Main Street, Suite 1200, Irvine, California 92614, together with the proposed candidate's name, address, age, appropriate biographical information, descriptions of the candidate's qualifications and the relationship, if any, to the recommending stockholder, together with any other information about the stockholder and the candidate that would otherwise be required pursuant to our Bylaws if the stockholder was nominating the candidate for election to our Board at an annual meeting of stockholders. Stockholders who would like to recommend a candidate for consideration by our Board in connection with the next annual meeting of stockholders should submit their written recommendation no later than January 1 of the year of the annual meeting.

FORWARD-LOOKING STATEMENTS

Statements in this proxy statement that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things, statements in the sections titled "Letter from our Board of Directors" and "2018 Business Highlights" regarding our business plans and strategies, the composition of our Board and its committees, the projected outcome of our compensation plans, performance and growth projections, our ability to generate long-term stockholder value and returns, future dividend payments, and statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, developments, joint venture transactions, capital recycling and financing activities, and other transactions discussed in this proxy statement. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, our expectations or forecasts may not be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this proxy statement, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include those disclosed in our Securities and Exchange Act Commission filings, including those in the "Risk Factors" section of our Annual Report. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

VOTE

We urge you to submit your proxy or voting instructions as soon as possible, whether or not you expect to attend the Annual Meeting and vote in person. If you attend the Annual Meeting and vote in person, your proxy will not be used.

By Order of the Board of Directors,

Troy E. McHenry
Executive Vice President,
General Counsel and Corporate Secretary

Irvine, California
March 14, 2019

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CORPORATE HEADQUARTERS
1920 MAIN STREET, SUITE 1200
IRVINE, CA 92614

NASHVILLE OFFICE
3000 MERIDIAN BOULEVARD, SUITE 200
FRANKLIN, TN 37067

SAN FRANCISCO OFFICE
950 TOWER LANE, SUITE 1650
FOSTER CITY, CA 94404



The papers utilized in the production of this proxy statement are all certified for Forest Stewardship Council (FSC®) standards, which promote environmentally appropriate, socially beneficial and economically viable management of the world's forests. This proxy statement was printed in a facility that uses exclusively vegetable based inks, 100% renewable wind energy and releases zero VOCs into the environment.